BROOKFIELD CANADA OFFICE PROPERTIES

ANNUAL INFORMATION FORM

March 30, 2012

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

Notes Regarding This AIF	1
Note Regarding Financial Information	1
Forward-Looking Statements	1
Structure	2
Name, Address and Jurisdiction of Formation	2
History	2
Structure of Brookfield Canada Office Properties	3
General Development of the Business	5
Development	5
Financings and Refinancings	5
Equity	5
Other	6
Business of Brookfield Canada Office Properties	7
Overview	7
Commercial Property Operations	7
Business Strategy	7
Commercial Property and Corporate Debt Maturities	8
Primary Markets and Properties	9
Employees	13
Environmental Protection	13
Legal Proceedings	13
Risk Factors	14
Distributions and Distribution Policy	23
Historical Dividend Payments on BPP Common Shares and Distributions on BOX Trust Units	23
Description of Brookfield Canada Office Properties	24
Authorized Capital and Outstanding Securities	24
Trust Units	24
Special Voting Units	24
Issuance of Trust Units	24
Repurchase of Trust Units	25
Limitations on Non-Resident Ownership of Trust Units	25
Investment Restrictions and Guidelines and Operating Plan	25
Trustees	26
Committees	27
Conflicts of Interest	27
Meetings of Unitholders	27
Amendments to the Declaration of Trust and Other Documents	27
Take-Over Bids	29
Information and Reports	29
Rights of Unitholders	29
Description of Brookfield Office Properties Canada LP	30
General Partner	30
Authorized Capital	30
Offers, Issuer Bids and Take-Over Bids	31
Distributions	31
Investment Restrictions and Guidelines and Operating Policies	31
Allocation of Net Income and Losses	33
Limited Liability	33
Amendments to the Limited Partnership Agreement	33
Ratings	34
Market for Securities	34

Trustees and Management	35
Overview	35
Trustees of BOX	35
Officers	36
Management Agreements	37
Interest of Management and Others in Material Transactions	41
Material Contracts	41
Exchange and Support Agreement	41
BPO Undertaking	42
Auditors, Transfer Agent and Registrar	42
Audit Committee Information	42
Relevant Education and Experience	43
Pre-Approval Policies and Procedures	43
External Auditor Service Fees (By Category)	43
Promoter	44
Additional Information	44

Appendix A – Commercial Properties by Region..	45
Appendix B – Audit Committee Charter	46

Notes Regarding this AIF

In this Annual Information Form (“AIF”), “BOX”, “Brookfield Canada Office Properties”, “we”, “us” and “our” refers to Brookfield Canada Office Properties, Brookfield Office Properties Canada LP and their direct and indirect subsidiaries, and includes BPO Properties Ltd. (“BPP”) prior to May 1, 2010, unless otherwise noted or the context requires otherwise.

Note Regarding Financial Information

Financial data included in this AIF has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar references, unless otherwise stated, are in Canadian dollars. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2011.

Forward-Looking Statements

Certain statements contained in the “General Development of the Business” and “Business of Brookfield Canada Office Properties” sections of this AIF constitute forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BOX to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by us with the securities regulators in Canada, including in this AIF under the heading “Business of Brookfield Canada Office Properties – Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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STRUCTURE

Name, Address and Jurisdiction of Formation

BOX is a limited purpose unincorporated, closed ended, real estate investment trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated as of March 19, 2010 (the “Declaration of Trust”) as “Brookfield Canada Office Properties”. BOX amended the Declaration of Trust to change its name to “Brookfield Canada Office Properties” effective February 24, 2012. Although it is intended that BOX qualify as a “mutual fund trust” pursuant to the Income Tax Act (Canada) (the “Tax Act”), BOX is not a mutual fund under applicable securities laws. Our head and registered office is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

History

We were formed in connection with the reorganization of the business of BPP on May 1, 2010 (the “Transaction”) pursuant to which BPP transferred its directly owned office assets to us. We also acquired the interest of Brookfield Office Properties Inc. (“BPO”) in Brookfield Place (the “Brookfield Place Interest”), widely regarded as the top commercial complex in Canada. Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it did not already own and the public common shareholders of BPP received one trust unit for each BPP common share held.. Select assets of BPP, including a portfolio of properties held through property-level joint-ventures (collectively, the “Canadian Office Fund”) and certain development properties, as well as certain other assets that we are not permitted to own under rules governing REITs, were retained by BPP. Certain of the retained assets were transferred to BOX on December 1, 2011 (see “Canadian Office Fund Acquisition”). Following closing of the Transaction and a subsequent sale by BPO of BOX trust units in November 2010, BPO and its affiliates own an aggregate equity interest in BOX of approximately 83.3%.

The board of directors of BPP believed that reorganizing the directly owned office assets of BPP under a real estate investment trust (“REIT”) would enhance shareholder value by broadening its investor base to retail and institutional investors and making it more suitable for income investors. In addition, the board of directors of BPP believed that the Transaction would create an opportunity for BPP’s assets to be more fairly valued in the public markets.

Our major milestones are summarized below.

Gentra Acquisition

Starting in 1997, BPO purchased shares of BPP (formerly Gentra Inc. and Royal Trustco Limited), a Canadian corporation and an owner of commercial properties primarily in the Toronto area, until April 2003, when its equity interest in BPP reached 89%.

Trizec Western Canada Acquisition

In June 2000, we acquired a Western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The portfolio includes the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary, as well as the Royal Centre in downtown Vancouver.

Acquisition of the Brookfield Place Interest

On May 1, 2010, as part of the Transaction, we acquired from BPO the Brookfield Place Interest for a purchase price equal to approximately $866 million. The purchase price was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of approximately 20.3 million Class B limited partnership units of Brookfield Office Properties Canada LP (“Class B LP Units”) valued at approximately $20.88 per unit.

Canadian Office Fund Acquisition

On December 1, 2011, we completed the acquisition from BPO of a 25% interest in nine office assets totaling approximately 6.5 million square feet in Toronto and Ottawa for $362 million. We funded the acquisition through cash of $222 million from existing liquidity and the remainder through the assumption of debt. The acquisition consolidated all but one of BPO’s Canadian operating properties in BOX and added the following nine office buildings to our portfolio:

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• First Canadian Place, Toronto;

• 2 Queen Street East, Toronto;

• 151 Yonge Street, Toronto;

• Place de Ville I, Ottawa (two buildings);

• Place de Ville II, Ottawa (two buildings); and

• Jean Edmonds Towers, Ottawa (two buildings).

Structure of Brookfield Canada Office Properties

The following chart sets forth our current principal operating structure:

Notes:

1.	As of March 30, 2012, BPO held units representing an aggregate equity interest in BOX of approximately 83.3%.
2.	Holders of Class B LP Units hold one special voting unit for each Class B LP Unit held. The special voting units provide voting rights with respect to BOX to holders of Class B LP Units.
3.	Interests in the properties in our portfolio are held by Brookfield Office Properties Canada LP as well as various entities directly or indirectly owned by Brookfield Office Properties Canada LP.

Our operating business is carried out by the following principal entities set out below:

Brookfield Office Properties Canada LP holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. Brookfield Office Properties Canada LP is a limited partnership formed under the laws of the Province of Ontario pursuant to a limited partnership agreement that was amended and restated on May 1, 2010 (the “Limited Partnership Agreement”). The head and registered office of Brookfield Office Properties Canada LP is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3. The general partner of Brookfield Office Properties Canada LP is BOPC GP Inc., a wholly-owned subsidiary of BOX formed under the laws of Canada.

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The following table sets forth the name, percentage interest held directly or indirectly and jurisdiction of incorporation of each of the other principal subsidiary entities:

Subsidiary	Jurisdiction of Formation	Percentage Interest		Property (including Percentage Interest if less than 100.0%) /Line of Business
3167062 Canada Limited 3167071 Canada Limited	Canada Canada	100% 100%	}	Malvern Lands (Eastern and Western), Toronto
Brookfield Office Properties Canada LP	Ontario	100%

105 Adelaide Street West, Toronto

20-22 Front Street W., Toronto

HSBC Building, 70 York Street, Toronto

Bay-Adelaide Centre (except North and East above ground parcels), Toronto

Bay-Wellington Tower, Toronto

Exchange Tower & Lands, Toronto (50%)

Queen’s Quay Terminal & Lands, Toronto

Merivale Pad, Nepean

Bankers Court, Calgary (50%)

Royal Centre & Lands, Vancouver

BOPC COF LP	Ontario	100%		Jean Edmonds Tower, Ottawa (25%) Place de Ville I, Ottawa (25%) Place de Ville II, Ottawa (25%) 2 Queen Street East, Toronto (25%) Yonge/Richmond Centre, 151 Yonge Street, Toronto (25%)
BOPC FCP LP	Ontario	100%		First Canadian Place, Toronto (25%) Leasehold (100.0%) and Freehold (50%)
BAC East Below Grade Sub LP	Ontario	100%		Bay Adelaide Centre East below grade parcel, Toronto
BAC North Below Grade Sub LP	Ontario	100%		Bay Adelaide Centre North below grade parcel, Toronto
BAC West Below Grade Sub LP	Ontario	100%		Bay Adelaide Centre West below grade parcel, Toronto
BAC Retail Concourse GP	Ontario	100%		Bay Adelaide Centre Retail, Toronto
BPO Properties Bloor Yonge LP	Ontario	100%		Hudson’s Bay Centre, Toronto
Brookfield Place (Wellington) Limited	Canada	100%		Bay-Wellington Tower Operating Lease, Toronto
Galleria Concourse Operations Inc.	Ontario	50%		Brookfield Place, Retail and Parking, Head Lease, Toronto
Bankers Hall LP	Alberta	100%		Bankers Hall, Calgary (50%)
4087844 Canada Inc.	Canada	50%		Bankers Hall Leasehold, Calgary
Fifth Avenue LP	Alberta	100%		Fifth Avenue Place, Calgary (50%)
RBB LP	Alberta	100%		Royal Bank Building, Calgary (50%)
4087861 Canada Inc.	Canada	50%		Royal Bank Building Leasehold, Calgary
SEC LP	Alberta	100%		Suncor Energy Centre, Calgary (50%)

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GENERAL DEVELOPMENT OF THE BUSINESS

The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below. We have not repeated the major events referred to above under “Structure – History”.

Development

On September 16, 2009, we officially opened Bay Adelaide Centre, a 51-story, 1.2 million square foot office tower in Toronto, Ontario. Bay-Adelaide Centre is the first development built to achieve a LEED Gold Standard and the first major development in Toronto’s financial district in 17 years.

We, along with our ownership partners, continued renovation work on First Canadian Place that was announced in 2009, including a total recladding of the building’s exterior with laminated glass spandrel panels replacing the existing white marble. The project is seeking LEED Gold certification and is expected to be complete by the end of 2012.

Financings and Refinancings

On June 9, 2009, we announced the completion of the refinancing of the Suncor Energy Centre in Calgary with $370.0 million (our share $220.0 million) five year first mortgage bonds, issued by one of our subsidiary companies and our joint venture partner. The financing was completed at a fixed rate of 6.379% and matures in 2014.

On October 14, 2010, we refinanced Bankers Court in Calgary with a $48.0 million loan. The new loan has a 10-year term maturing November 1, 2020 and bears interest at 4.962% per annum.

On March 15, 2011, we completed the refinancing of Queen’s Quay Terminal in Toronto for $90.0 million generating net proceeds of $58.0 million after repayment of a previous mortgage. The new loan has a 10-year term maturing April 1, 2021, and bears interest at 5.40% per annum.

In July 2011, we established bilateral agreements with five Canadian chartered banks for an aggregate revolving unsecured credit facility of $125.0 million with a three-year term and one one-year extension option, provided that no material defaults have occurred, and that bears interest at bankers’ acceptance plus 2%. As of December 31, 2011, the balance drawn on these facilities was $120.0 million. Subsequent to year-end, the credit facility was upsized to $200.0 million.

During the third quarter of 2011, we completed the refinancing of Fifth Avenue Place in Calgary for $175.0 million, generating net proceeds of $109.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing August 5, 2021, and bears interest at 4.71% per annum.

During the fourth quarter of 2011, we repaid the construction financing on Bay Adelaide Centre West Tower in Toronto and obtained permanent financing totaling $405.0 million. The new loan has a 10-year term maturing December 21, 2021, and bears interest at 4.426% per annum.

Equity

In May 2010, we launched a distribution reinvestment plan, which allows Canadian resident unitholders the opportunity to acquire additional trust units by reinvesting their distributions in lieu of a cash payment.

On November 5, 2011, we announced that the Toronto Stock Exchange (“TSX”) approved our notice of intention to renew our normal course issuer bid under which we may purchase on the TSX up to 1,305,347 trust units during the period commencing November 5, 2011 and ending November 4, 2012.

In January 2012, we filed a short form base shelf prospectus with the securities regulatory authorities in all of the provinces and territories of Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission. This shelf prospectus allows us to issue trust units and debt securities and BPO to sell trust units, in an aggregate amount of up to $750 million.

On January 9, 2012, our trust units began trading on the New York Stock Exchange (“NYSE”) under the symbol “BOXC”.

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Other

On February 26, 2010, we announced the Transaction under which BOX was created as a real estate investment trust and we acquired BPP’s directly owned office assets and the Brookfield Place Interest. The Transaction, which was effected by way of a plan of arrangement under the Canada Business Corporations Act (the “CBCA”), closed on May 1, 2010 following the receipt of shareholder and court approvals.

On May 3, 2010, in connection with the announcement of the closing of the Transaction and our financial results for the first quarter of 2010, we announced that our trustees had approved a distribution of $0.08 per trust unit payable on June 15, 2010 to our unitholders of record as at the close of business on May 31, 2010.

On November 2, 2010, we declared a 12.5% increase to the yearly distribution per trust unit from $0.96 to $1.08, effective with the distribution payable on February 15, 2011.

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BUSINESS OF BROOKFIELD CANADA OFFICE Properties

Overview

BOX’s portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. Our trust units trade on the TSX under the symbol “BOX.UN” and on the NYSE under the symbol “BOXC”. A schedule of our commercial properties by region is set out in Appendix A.

Commercial Property Operations

We own and proactively manage premier properties in high-growth and, in many instances, supply-constrained Canadian markets with high barriers to entry, and maintain one of Canada’s distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 28 properties totaling 20.7 million square feet. Our primary markets are the financial, energy and government sectors in the cities of Toronto, Calgary, Ottawa and Vancouver. Our strategy is to concentrate operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We focus on the following strategic priorities:

•	realizing value from our properties through proactive leasing initiatives;

•	prudent capital management including the refinancing of mature properties; and

•	acquiring high quality commercial properties in our primary markets for value when opportunities arise.

Business Strategy

• Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 5 and 10-year terms. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. As a result of this strategy, approximately 6.3% of our leases, on average, mature annually up to 2015.

• Diversified, High Credit Quality Tenants. An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants in our portfolio by leased area and their respective credit ratings and lease commitments:

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Tenant	Primary Location	Credit Rating(1)	Year of Expiry	Total (000’s Sq. Ft.)	% of Sq. Ft.(2)
Government and related agencies	Toronto, Calgary, Ottawa	AAA	Various	2,308	13.8%
Suncor Energy Inc.	Calgary	BBB+	2028	1,313	7.8%
Bank of Montreal	Toronto, Calgary	A+	Various	1,133	6.8%
Imperial Oil	Calgary	AAA	2016	717	4.3%
Talisman Energy	Calgary	BBB	2015/2025	539	3.2%
Royal Bank	Toronto, Calgary, Vancouver	AA-	Various	490	2.9%
Enbridge Inc.	Calgary	A-	2028	311	1.9%
Bennett Jones	Toronto, Calgary	Not Rated	2016/2027	306	1.8%
Deloitte & Touche	Toronto, Calgary	Not Rated	Various	303	1.8%
KPMG Management Services LP	Toronto	Not Rated	2025	297	1.8%
Canadian Natural Resources	Calgary	BBB+	2026	290	1.7%
CIBC	Toronto, Calgary	A+	2020/2053	289	1.7%
EnCana Corporation	Calgary	BBB+	2015	241	1.4%
Osler	Toronto	Not Rated	2030	227	1.4%
McMillan LLP	Toronto, Vancouver	Not Rated	Various	201	1.2%
Goodmans LLP	Toronto	Not Rated	2026	182	1.1%
The Bay	Toronto	Not Rated	2019/2020	179	1.1%
Gowlings Canada Inc.	Toronto	Not Rated	2020	170	1.0%
The Manufacturers Life Insurance	Toronto	AA-	2022	169	1.0%
Westcoast Energy	Calgary, Vancouver	BBB+	2015/2022	165	1.0%

Notes:

(1) From Standard & Poor’s

(2) Percentage of total leasable area, prior to considering partnership interests in partially owned properties; excludes parking

Proactive Leasing Strategy. Our proactive leasing strategy produced total 2011 leasing of approximately 2.9 million square feet for our portfolio. Our vacancy rates are significantly below the market average in almost all of our primary markets. Our total portfolio occupancy rate was 96.2% at December 31, 2011. Increasing occupancy and reducing rollover exposure allows for continued stable cashflow and low levels of capital expenditures and leasing costs.

Acquire high quality properties in our target markets. Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and for a shift in marketing strategy), changes in management focus and re-leasing as existing leases terminate.

Commercial Property and Corporate Debt Maturities

Our secured commercial property and corporate debt is non-recourse to us, except for the loans at Suncor Energy Centre and Hudson’s Bay Centre of $33.4 million and $15.0 million, respectively, which have limited recourse to our parent, BPP, and our corporate level debt, which is recourse to us of $119.7 million.

• The details of our commercial property and corporate debt as at December 31, 2011 are as follows:

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		Interest	Maturity	BOX’s Share
Commercial Property	Location	Rate %	Date	(Millions)	Mortgage Details
Exchange Tower	Toronto	6.8	April 2012	$55.7	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	112.5	Non-recourse - fixed rate
151 Yonge St.	Toronto	6.0	June 2012	10.1	Non-recourse - fixed rate
HSBC Building	Toronto	8.2	October 2012	20.5	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	5.3	February 2013	21.2	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.4	April 2013	254.1	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.8	April 2013	61.4	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	5.2	May 2013	106.5	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	10.2	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	151.1	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	5.6	January 2014	0.6	Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	6.4	June 2014	210.2	Non-recourse - fixed rate
First Canadian Place	Toronto	5.4	December 2014	74.7	Non-recourse - fixed rate
2 Queen St. E.	Toronto	5.6	December 2017	28.6	Non-recourse - fixed rate
22 Front St. West	Toronto	6.2	October 2020	18.8	Non-recourse - fixed rate
Bankers Court	Calgary	5.0	November 2020	46.9	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.4	April 2021	88.8	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.7	August 2021	175.0	Non-recourse - fixed rate
Bay Adelaide Centre West Tower	Toronto	4.4	December 2021	405.0	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.8	January 2024	15.6	Non-recourse - fixed rate

Corporate
$125M Corporate Revolver(3)	–	3.3	June 2014	120.0	Recourse - floating rate
		5.5		1,987.5
Premium on assumed mortgages				1.4
Deferred financing costs				(8.6)
Total		5.5		$1,980.3

Notes:

(1)	This loan has limited recourse to BPP for up to $15.0 million. A two-year extension option that extends the maturity to May 2015 is available to us provided that certain debt service and loan-to-value thresholds are met.

(2)        This loan includes a $33.4 million unsecured loan payable to the property’s joint venture partner.

(3)       A one-year extension option that extends the maturity to June 2015 is available to us provided that no material defaults have occurred.

Primary Markets and Properties

The following is a brief overview of the commercial property markets in which we operate as of the date of this AIF and includes discussion of management’s expectations with respect to certain markets which, by its nature, contains certain forward-looking statements. Forward-looking statements require us to make certain assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please refer to the sections “Forward-looking Statements” and “Risk Factors” for a discussion of certain of these risks and uncertainties and material facts and assumptions related to the statements set forth in this section. In this section, total area includes commercial office, retail, storage and parking. The “Form and Percentage of Ownership” column in the tables below refers to the proportionate percentage ownership of BOX.

The following overview includes references to various classes of properties in some of our markets. These classes represent a subjective quality rating of buildings which indicates the competitive ability of each building to attract similar types of tenants. A combination of factors, including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception, are used as relative measures. The difference between each of these classifications varies by market and Class B and C buildings are generally classified relative to Class A buildings. There is no definitive formula for classifying a building, but the general characteristics of each are as follows:

• Class A: Most prestigious buildings competing for premier office tenants with rents above average for the area. Buildings have high quality standard finishes, state of the art systems, very strong accessibility and a clear market presence. “Class AA” is also used in certain markets to refer to premium buildings at the top end of the Class A category.

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• Class B: Buildings competing for a wide range of tenants with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the buildings rent for less than Class A buildings.

• Class C: Buildings competing for tenants requiring functional space at rents below the average for the area and the buildings rent for less than both Class A and Class B buildings.

This rating system is broadly used in the commercial real estate industry.

Toronto, Ontario

The Toronto market contains the largest area of office space in Canada. The greater Toronto area consists of approximately 170 million square feet of office space divided equally between the suburbs and Downtown. The Downtown Toronto office market consists of approximately 67.8 million square feet of space. The Downtown Toronto overall vacancy rate at December 31, 2011 was 4.7%, down from 6.0% at year end 2010 and vacancy in Class AA and A markets in the Downtown Toronto financial core, where 90% of our buildings are located, was 5.0% at year end 2011, down from 6.9% at year end 2010. Our vacancy rate in this market is approximately 6.5%. Absorption in Class AA and A markets in the Downtown Toronto financial core was 426,616 square feet during 2011, compared to negative 594,172 square feet in 2010. Our average in-place net rent per square foot in this market was $28.05 per square foot as at December 31, 2011, as compared to the average market net rent of $30.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place

Brookfield Place consists of almost 3.2 million square feet of rentable commercial and parking space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto.

- Bay Wellington Tower	1,339	100% fee interest.	Built in 1992, the Bay Wellington Tower is a 47-story tower located on the northern portion of Brookfield Place.

- 22 Front Street	144	100% fee interest in 22 Front Street	22 Front Street is one of the 12 surviving historic buildings at the Brookfield Place site that were incorporated as an integral component of complex’s designed and preserved as part of Toronto’s living heritage.

- Retail and Parking	742	50% interest (on a psf basis) in Retail and a 56% interest in Parking. The remaining 50% interest in Retail and 44% interest in Parking is owned by OMERS Realty Corporation.	This retail, heritage, office and parking complex is located between TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portion of Brookfield Place. Brookfield Place includes retail on the concourse and main street levels, as well as 1,465 below-grade parking stalls serving Brookfield Place complex and the Downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.

- Exchange Tower	1,160	50% leasehold interest in the North parcel (containing a 3-story building) and a 50% freehold and leasehold interest in the South Parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).	Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block. The building was built 1981 and renovated in 1999.

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- 105 Adelaide Street West	232	100% leasehold interest and a 25% fee interest in the Canadian Office Fund’s 50% interest. The other 50% freehold interest is owned by a Canadian life insurance company	105 Adelaide Street West, also known as Lombard Place, is a 12-story office property located in the financial core between the Exchange Tower and First Canadian Place. This class A building was built in 1962 and completely renovated in 1990.

Hudson’s Bay Centre	931	100% leasehold interest and 100% fee interest in certain components.	The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, the Bay department store and an extensive retail concourse with a variety of shops and services. Built in 1973 and renovated in 2001, the building is directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway, the Hudson’s Bay Centre offers excellent accessibility.

Queen’s Quay Terminal	505	100% fee interest.	Built in 1926 and renovated in 1983, Queen’s Quay Terminal is located in the waterfront in Downtown Toronto’s financial district. The property also contains condominium units which are owned freehold by other parties.

HSBC Building	225	100% fee interest in 1/3 of the property and a 100% leasehold interest in 2/3 of the property. The other freehold owner is a private investor.	The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1990 and is integrated with the Toronto financial core and underground pedestrian network.

Bay Adelaide Centre	1,574	100% fee interest.	Recently completed in September 2009, the Bay Adelaide Centre is located in Toronto’s financial core at the corner of Bay and Adelaide Streets. The project is a 51-story office tower and is integrated with the underground pedestrian network. Bay Adelaide Centre was the first major development in the Toronto financial district in over 17 years.

First Canadian Place	2,780	25% leasehold interest to 2023. 12.5% fee interest thereafter.	Located in Downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping complex and parking. With 72 stories, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

151 Yonge St.	372	25% fee interest.	The Yonge Richmond Centre is situated in Toronto’s financial core. The building was built in 1991 and renovated in 1998. The property provides a direct connection to the city’s underground pedestrian walkway and is connected to 2 Queen Street East to the north as well as the Queen Street subway station.

2 Queen St. E.	545	20.9% fee interest and 4.1% leasehold interest.	2 Queen Street East is situated in Toronto’s financial core and built in 2003. The property’s unique design incorporates an historic 1910 bank branch. The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

Calgary, Alberta

The Downtown Calgary market is largely driven by the oil and natural gas industries. The Downtown Calgary office market consists of approximately 37.8 million square feet of space. The Downtown Calgary overall vacancy rate at December 31, 2011 was 4.5%, down from 12.0% at year end 2010 and vacancy in Class AA and A markets was 1.5% at year end 2011, down from 9.8% at year end 2010. Our vacancy rate in this market is approximately 0.5%. Absorption in the Downtown Calgary market was 2.8 million square feet during 2011 compared to 1.9 million square feet in 2010. Our average in-place net rent per square foot in this market was $27.76 per square foot as at December 31, 2011, as compared to the average market net rent of $34.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Bankers Hall	2,577	50% fee interest. The remaining 50% interest is owned by British Columbia Investment Management Corporation (“bcIMC”).	Built in 1988, the Bankers Hall complex is comprised of three towers: East Tower, West Tower and the Royal Bank Building. The East and West Towers are twin 52-story office towers sitting above a 7-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 26-story Royal Bank Building.

Bankers Court	325	50% fee interest. The remaining 50% interest is owned by bcIMC.	Bankers Court, substantially completed in March 2009, is a 15-story office tower and is directly adjacent to Bankers Hall and connected by sky bridge.

Suncor Energy Centre	1,952	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.	Suncor Energy Centre consists of a two-tower office-retail complex and underground parking garage. The property is located in the Calgary central business district (“CBD”) and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,682	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management.	Fifth Avenue Place is comprised of two 35-story office towers. Fifth Avenue Place, which is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.

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Ottawa, Ontario

Ottawa is Canada’s national capital. The Ottawa region office market (excluding office buildings owned by the federal government) consists of approximately 37.3 million square feet of space and the Ottawa CBD office market consists of approximately 15.2 million square feet of space. The Ottawa CBD overall vacancy rate at December 31, 2011 was 5.9%, up from 4.2% at year end 2010. Our vacancy rate in this market is approximately 0.3%. Absorption in the Ottawa CBD market for Class A buildings was approximately 296,325 square feet during 2011 compared to 15,234 square feet in 2010. Absorption in the Ottawa CBD was 192,095 square feet compared to negative 76,119 square feet in 2010. Our average in-place net rent per square foot in this market was $18.26 per square foot as at December 31, 2011, as compared to the average market net rent of $22.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Place de Ville I	1,084	25% leasehold interest.	Place de Ville I is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. Built in 1974 and renovated in 1994, the property is comprised of two towers (A and B), situated at right angles to each other.

Place de Ville II	1,042	25% fee interest.	Place de Ville II is located in the western portion of Ottawa’s Downtown core in the block bounded by Sparks Street, Kent Street, Queen Street and Lyon Street. It is comprised of Tower C, a 29-story building, the Podium, a smaller 4-story building, a below grade retail service concourse which includes office space, retail outlets, a food court, storage space and, a four-level underground parking facility with 770 parking stalls and storage facilities. The building was built in 1971 and renovated in 1995.

Jean Edmonds Towers	649	25% fee interest.	Jean Edmonds Towers is located in the western portion of Ottawa’s Downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue West and Bank Street. Built in 1974 and renovated in 1994, the property is comprised of two 20-story buildings linked at ground level by a 1-story building which serves as a restaurant. The remaining ground floor premises, situated in the towers themselves, offer retail services.

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Vancouver, British Columbia

The Vancouver Downtown office market consists of approximately 19.3 million square feet. The Vancouver Downtown overall vacancy rate at December 31, 2011 was 6.1%, down from 6.6% at year end 2010. Our vacancy rate in this market is approximately 3.5%. Absorption was approximately 63,034 square feet during 2011 compared to 64,803 square feet in 2010. Our average in-place net rent per square foot in this market was $18.20 per square foot as at December 31, 2011, as compared to the average market net rent of $32.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Royal Centre	853	100% fee interest.	Royal Centre is a Class A office building located in the prime CBD of Downtown Vancouver that was most recently renovated in 2001. This 36-story building is adjacent to the Vancouver Hyatt Regency Hotel. Located on the corner of Georgia and Burrard, Royal Centre is conveniently situated within the business and retail amenities of Downtown Vancouver. The property has two retail levels with shops and services with direct access to the Burrard Skytrain station, in addition to parking for 688 vehicles in a three-level underground parking garage.

Employees

BPO provides asset and property management services to us under arrangements that were entered into in connection with the Transaction. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. We do not have any employees and depend on the management and administration services provided by BPO.

Environmental Protection

Environmental initiatives are a major component of our strategic business plan. Environmental stewardship is a high priority for us and we treat it as a key business objective, along with revenue growth and risk management.

Our objective is to maximize energy and resource efficiency and environmental stewardship at our properties, together with the wellness and safety of our tenants, employees, and those that live in the neighborhoods that house our properties.

We achieve this through an integrated strategy based on three principles that are embedded in our corporate culture. These tenets are the foundation of our commitment to environmental responsibility.

(i)	To operate, develop, retrofit, redesign and renovate properties to achieve optimum energy efficiency, occupant satisfaction and reduced carbon emissions.

(ii)	To incorporate innovative environmental strategies in order to achieve best-in-industry environmental performance in all new office developments.

(iii)	To seek best-in-class environmental certifications, actively participate in green industry organizations, and support new initiatives that foster the energy and resource-efficient operation of office buildings and environmentally sustainable communities and practices.

Legal Proceedings

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

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Risk Factors

Our strategy is to invest in high-quality commercial properties defined by the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks specific to our portfolio and those inherent in the commercial property business. Therefore, in evaluating BOX and our business, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this AIF.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of unitholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses. In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index. Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.

We are dependent upon the economic climates of our primary markets – Toronto, Calgary, Ottawa and Vancouver.

Substantially all of our revenues are derived from properties located in our primary markets – Toronto, Calgary, Ottawa and Vancouver. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economy may have upon these markets, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results from operations. Additionally, there are submarkets within our primary markets that are dependent upon a limited number of industries and a significant downturn in one or more of these industries could also adversely affect our results from operations.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Approximately 6.3% of our leases, on average, mature annually up to 2015. Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Reliance on major tenants could adversely affect our results of operations.

As of December 31, 2011, the five largest tenants, based on percentage of square feet leased, accounted for approximately 35.9% of our total leasable space but no one tenant accounted for more than 13.8% of that total. Our business would be adversely affected if any of these tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

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Our tenant base is concentrated heavily in three industries and unfavourable conditions in these industries may adversely impact our financial condition and results of operations.

Our tenant base is concentrated heavily in three industries, namely, financial services, government and energy. As a result, our financial condition and results of operations would be adversely affected if there was a prolonged downturn in these industries or if the impact of downturn in the overall national economy of Canada affected these industries and resulted in reduced demand for office space. In addition, austerity measures and governmental deficit reduction programs may lead government to consolidate and reduce their office space and decrease their workforce, which may reduce demand for office space in the government sector.

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and results of operations. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to pay cash dividends to our unitholders and repay maturing debt and any other obligations.

We face risks associated with the use of debt to finance our business, including the availability of debt financing.

We have no limitations in our Declaration of Trust on the amount of debt we can incur. Decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt.

As we incur debt in the ordinary course of our business, we are subject to the risks associated with debt financing. These risks may adversely affect our financial condition and results of operations and include the following: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and distributions on our trust units; we may not be able to refinance indebtedness on our properties at the maturity due to company and market factors including: disruptions in the capital and credit markets; the estimated cash flow of our properties; the value of our properties; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases.

The impact of increases on interest rates could adversely affect our cash flows.

Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate. Approximately 6.0% of our total outstanding indebtedness of $1,980.3 million at December 31, 2011 was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates which would increase our interest expense. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.

Restrictive covenants in current and future indebtedness may limit management’s discretion with respect to certain business matters.

Instruments governing any of our indebtedness or indebtedness of our subsidiaries may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions on our trust units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of our distributions and permit acceleration of the relevant indebtedness.

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Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry, however, our insurance many not cover some potential losses or may not be obtainable at commercially reasonable rates. The following is a summary of our current property insurance coverage.

We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has $1.5 billion limits per occurrence with a $10,000 deductible. We purchase an insurance policy for our properties that covers acts of terrorism for limits up to $1 billion.

There also are certain types of risks (generally of a catastrophic nature, such as war, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks and our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates. We purchased an insurance policy for our properties that covers acts of terrorism for limits up to $1 billion.

If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

Unitholders may face adverse tax consequences if we fail to qualify for the REIT Exemption to the SIFT Rules.

On June 22, 2007, amendments to the Tax Act were enacted that modify the tax treatment of certain publicly traded trusts and partnerships that are specified investment flow through trusts or partnerships for purposes of the Tax Act (“SIFTs”) and their beneficiaries and partners (the “SIFT Rules”). On December 16, 2010 the Minister of Finance (Canada) announced proposed amendments, which are generally relieving in nature, to the SIFT Rules with respect to the REIT Exemption (as defined below) to be effective January 1, 2011 (the “December 16 Amendments”). The SIFT Rules change the manner in which SIFTs, and the distributions from such SIFTs, are taxed. There is an exemption from the application of the SIFT Rules to trusts that, throughout a taxation year, meet certain specified criteria relating to the nature of their income and investments (the “REIT Exemption”). Trusts that meet the REIT Exemption are excluded from the SIFT trust definition and, therefore, not subject to the SIFT Rules. The determination as to whether BOX qualifies for the REIT Exemption in a particular taxation year can only be made at the end of that taxation year. We have advised counsel that we expect BOX will qualify for the REIT Exemption for purposes of the SIFT Rules both under the REIT Exemption as currently enacted and as proposed to be amended by the December 16 Amendments, for 2011 and beyond. However, there can be no assurance in this regard.

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In the event the SIFT Rules apply to BOX, the impact to holders of trust units will depend in part on the amount of income distributed which we could not deduct in computing our income in a particular taxation year and what portion of our distributions constitute “non portfolio earnings”, other income and return of capital. Generally, distributions that are characterized as returns of capital are not taxable to holders of trust units but serve to reduce the adjusted cost base of a holder’s trust units, and the SIFT Rules do not alter this result.

The departure of some or all of our professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of BPO’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success depends on the continued service of these individuals, who are not obligated to remain employed by BPO. BPO has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures would have on its ability to achieve its objectives. The departure of a significant number of BPO’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

We face risks associated with property acquisitions.

Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favourable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our financial condition and results of operations.

We do not have sole control over the properties that we own with co-venturers, partners or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

Of our 28 commercial properties, 9 are wholly-owned and 19 are held in property-level joint ventures or co-tenancies. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties; and capital improvements.

In some instances, although we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell, but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

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We are highly dependent on BPO.

We do not have any employees and depend on the management and administration services provided by BPO. The personnel and support staff that provide services to us are not required to have our management and administration as their primary responsibility or to act exclusively for us. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our operating results. BPO may own or acquire properties for its own account which may be suitable for us or compete with us for tenants and may provide management services to third parties in connection with properties that may compete with us for tenants.

We negotiated our management agreements with BPO in the context of the Transaction. Although we are of the view that the management agreements have been set at market terms and align the interests of BPO with those of other unitholders, certain of the terms, including those relating to termination rights, BPO’s ability to engage in outside activities, including activities that may compete with us and our activities and limitations on liability and indemnification may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties.

BPO holds a significant number of our units.

BPO indirectly holds units representing an aggregate equity interest in BOX of approximately 83.3%. For so long as BPO maintains a controlling interest in BOX, it will generally be able to approve matters submitted to a majority vote of the unitholders without the consent of other unitholders, including, among other things, the election of the trustees. BPO will also be able to exercise a controlling influence over any change of control of BOX. BPO will be able to exercise a controlling influence over the business and affairs, the selection of senior management and the acquisition or disposition of our assets and our access to capital markets. The effect of BPO’s control may limit the price that investors are willing to pay for our trust units. In addition, a sale of trust units by BPO or the perception of the market that a sale may occur may adversely affect the market price of our trust units. BPO has indicated that in the future, and subject to valuation and market conditions, it will consider reducing its interest in us to enhance our market liquidity.

Our relationship with BPO may give rise to conflicts of interest.

Our relationship with BPO may give rise to conflicts of interest between us and our unitholders, on the one hand, and BPO, on the other hand. In certain instances, the interests of BPO may differ from the our interests and the interest of our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various federal, provincial and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties, or any material pending or threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition and results of operations.

Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties. We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties. We believe that we manage and require the removal of ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.

Provincial regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations.

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We may also incur significant costs complying with other regulations. Our properties are subject to various federal, provincial and local regulatory requirements, such as provincial and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

We may suffer a significant loss resulting from fraud, other illegal acts inadequate or failed internal processes or systems.

We may suffer a significant loss resulting from fraud, other illegal acts inadequate or failed internal processes or systems. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks can result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

Negative publicity, including as a result of protests, could damage our reputation and business.

Negative publicity, including as a result of protests, could damage our reputation and business. Negative public opinion concerning the financial services industry has been evidenced by the Occupy Wall Street demonstration that has spawned similar protests in major cities and communities throughout North America. Many of our properties have tenants in the financial services industry and several of our properties are located near the sites of the Occupy movement demonstrations. The association of our properties with the financial services industry and the Occupy movement demonstrations could damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations. The demonstrations themselves could cause physical damage to our properties and we could incur costs to prevent that damage and to ensure that our properties remain accessible.

The expiration of long-term ground leases could adversely affect our results of operations.

Nine of our properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. A default under the terms of a ground lease could also result in a loss of the property subject to such ground lease, should we not rectify the default in a reasonable period of time. If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this. The following is a summary of our ground leases:

Building	City	Expiration	Notes
First Canadian Place	Toronto	2023	We own a 12.5% freehold interest and a 25% leasehold interest in the property.
105 Adelaide Street West	Toronto	2043(1)	We own a 100% leasehold interest and a 12.5% freehold interest in the property.
Place de Ville I	Ottawa	2065	We own a 25% leasehold interest in the property.
Hudson’s Bay Centre	Toronto	2070	There is one ground lease that covers a portion of this property (approximately 63% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in two freehold parcels.
HSBC Building (70 York Street)	Toronto	2083	The ground lease only covers a portion of the property (approximately 67% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in two freehold parcels.
2 Queen Street East	Toronto	2099	Only a small portion of this property is subject to a ground lease (approximately 16.5% by area). We own a 25% leasehold interest in the leasehold parcel and a 25% interest in the freehold parcel.
Exchange Tower	Toronto	2115(2)	There is one effective ground lease for a portion of this property (approximately 50% by area). We own a 50% subleasehold interest in the subleasehold parcel and a 50% interest in two freehold parcels.
Bankers Hall	Calgary	2101	We own a 50% interest in the ground lease.
Royal Bank Building	Calgary	2101	We own a 50% interest in the ground lease.

Notes:
(1) Ground lessee has the option to extend the ground lease for an additional 30 years to 2073.
(2) Ground sublessee has 73 consecutive options to extend the ground sublease, each for a term of 10 years and 6 months, to November 30, 2881.

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We are dependent on Brookfield Office Properties Canada LP.

We are dependent on the business of Brookfield Office Properties Canada LP through our ownership of Class A limited partnership units of Brookfield Office Properties Canada LP (“Class A LP Units”). The cash distributions to holders of our trust units are dependent on the ability of Brookfield Office Properties Canada LP to pay distributions on the Class A LP Units. The ability of Brookfield Office Properties Canada LP to pay distributions or make other payments or advances to us may be subject to contractual restrictions contained in any instruments governing the indebtedness of Brookfield Office Properties Canada LP or its subsidiaries, and is also dependent on the ability of Brookfield Office Properties Canada LP’s subsidiaries to pay distributions or make other payments or advances to Brookfield Office Properties Canada LP.

The price of our trust units may be unpredictable and volatile.

The prices at which our trust units trade cannot be predicted. The market price of our trust units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors beyond our control. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of our trust units. In addition, our perceived creditworthiness may affect the market price or value and the liquidity of our trust units.

Our trust units are not deposits and do not have certain rights that are afforded to holders of common shares under corporate law statutes.

Our trust units are not be “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Tax Act, it is not a “mutual fund” as defined by applicable securities laws.

Holders of trust units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions or the right to dissent and to be paid the fair value of their trust units on the occurrence of certain transactions.

Our cash distributions are not guaranteed.

The declaration and payment of distributions on our trust units is at the discretion of our trustees, who support a stable and consistent distribution policy. The amount of distributions paid in respect of our trust units depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond our control. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after tax return for holders of trust units.

Our ability to make distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness. The degree to which we are leveraged could have important consequences to the holders of our trust units, including: (a) that our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (b) that a significant portion of our cash flow from operations may be dedicated to the payment of the principal of, and interest on, our indebtedness, thereby reducing funds available for future distributions and causing taxable income for holders of trust units to exceed cash distributions; (c) that certain of our borrowings will be at variable rates of interest, which exposes us to the risk of increased interest rates; and (d) that we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures.

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Our trust units are structurally subordinated to our obligations to certain of our creditors.

In the event of our bankruptcy, liquidation or reorganization, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from our assets before any assets are made available for distribution to the holders of our trust units. Our trust units are effectively subordinated to most of the indebtedness and our other liabilities. We are not limited in our ability to incur additional secured or unsecured indebtedness.

Capital expenditures of Brookfield Office Properties Canada LP directly affect cash available for distribution.

The timing and amount of capital expenditures by Brookfield Office Properties Canada LP directly affect the amount of cash available for distribution to holders of our trust units. Distributions to holders may be reduced, or even eliminated, at times when our trustees deem it necessary to make significant capital or other expenditures.

Our distributions may be dependent upon the ability of Brookfield Office Properties Canada LP to fund a portion of its capital expenditures and working capital with cash generated from operations. We may be required to reduce distributions or sell additional trust units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to us for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.

Our Declaration of Trust limits ownership of our trust units by Non-Residents, which may limit liquidity of our trust units.

The Declaration of Trust imposes various restrictions on unitholders. Persons who are not an individual or corporation who is a resident of Canada nor a Canadian partnership for the purposes of the Tax Act (both, “Non-Residents”) are prohibited from collectively beneficially owning more than 49% of our outstanding trust units on a basic or fully diluted basis. These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-Residents and partnerships, to acquire trust units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of our trust units. As a result, these restrictions may limit the demand for trust units from certain unitholders and other investors and thereby adversely affect the liquidity and market value of our trust units held by the public.

We may issue additional trust units, which may dilute the interests of existing our unitholders.

The Declaration of Trust authorizes us to issue an unlimited number of trust units for the consideration and on such terms and conditions as are established by our trustees without any approval of our unitholders. Unitholders have no pre-emptive rights in connection with such further issues. Any further issuance of trust units will dilute the interests of our existing unitholders.

In addition, subject to certain restrictions, Brookfield Office Properties Canada LP is permitted to issue additional partnership units for any consideration and on any terms and conditions. Any further issuance of partnership units will dilute the indirect interest of existing holders of trust units in Brookfield Office Properties Canada LP and any further issuance of Class B LP Units will dilute the interests of existing holders of trust units.

Future sales of our trust units could adversely affect the market price of the trust units.

The sale of a substantial number of trust units in the public market or otherwise by BPO or its affiliates or other significant holders of trust units could adversely affect the prevailing market price of our trust units and could impair our ability to raise additional capital through an offering of our equity securities. If BPO or its affiliates or other significant holders of trust units sell a large number of trust units over a short period of time, or if investors anticipate large sales of trust units over a short period of time, this could materially affect the trading price of our trust units.

Liability of unitholders may not be limited.

The Declaration of Trust provides that no unitholder is subject to any liability whatsoever to any person in connection with holding trust units. The Trust Beneficiaries’ Liability Act (Ontario) provides that unitholders are not liable, as beneficiaries of a trust, for any of our or our trustee’s acts, defaults, obligations or liabilities. That statute has not yet been judicially considered and it is possible that reliance on that act by a unitholder could be successfully challenged on jurisdictional or other grounds.

Our trust units may cease to be qualified investments under the Tax Act and BOX may cease to be a mutual fund trust under the Tax Act.

There can be no assurance that our trust units will continue to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts, each as defined in the Tax Act (collectively “Plans”). The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non qualified investments for Plans.

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There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects holders of trust units. If BOX ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations could be materially and adversely different in certain respects.

In order for BOX to maintain its status as a mutual fund trust under the Tax Act, it must not be established or maintained primarily for the benefit of Non-Residents. If certain tax proposals released on September 16, 2004 are enacted as proposed (the ‘‘September 16th Tax Proposals’’), BOX would cease to qualify as a ‘‘mutual fund trust’’ for purposes of the Tax Act if, at any time after 2004, the fair market value of all trust units held by Non-Residents is more than 50% of the fair market value of all issued and outstanding trust units unless not more than 10% (based on fair market value) of BOX’s property is at any time ‘‘taxable Canadian property’’ within the meaning of the Tax Act and certain other types of specified property. Restrictions on the ownership of trust units are intended to limit the number of trust units held by Non-Residents, such that Non-Residents may not own trust units representing more than 50% of the fair market value of all trust units. The September 16th Tax Proposals were not included in Bill C-52, which received Royal Assent on June 22, 2007.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) and if we were deemed an “investment company” under the U.S. Investment Company Act of 1940, applicable restrictions would make it impractical for us to operate as contemplated.

The U.S. Investment Company Act of 1940 and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause us to be deemed an investment company under the U.S. Investment Company Act of 1940, it would be impractical for us to operate as intended, agreements and arrangements between and among us and BPO would be impaired and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Management Agreements (as defined below), the restructuring of the trust and our subsidiary entities, the amendment of our Declaration of Trust or the termination of our trust, any of which would materially adversely affect the value of our trust units. In addition, if we were deemed to be an investment company under the U.S. Investment Company Act of 1940, we would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of our trust units.

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DISTRIBUTIONS AND DISTRIBUTION POLICY

The declaration and payment of distributions on our trust units is at the discretion of our trustees, who support a stable and consistent distribution policy.

Our current policy is to review the pay out of distributions on our trust units monthly and to assess the appropriateness of a change in the amount of our distributions in accordance with changes in reported cash flow. In any event, we intend, subject to our trustees’ discretion, to distribute to our unitholders a sufficient amount of distributions so that we will not have any liability for tax under Part I of the Tax Act in any taxation year.

We have implemented a distribution reinvestment plan which allows certain Canadian resident unitholders to elect to have their cash distributions reinvested in additional trust units. No brokerage commissions or service charges are payable in connection with the purchase of trust units under the distribution reinvestment plan and we pay all administrative costs. The automatic reinvestment of distributions under the distribution reinvestment plan does not relieve holders of trust units of any income tax applicable to such distributions.

Historical Dividend Payments on BPP Common Shares and Distributions on BOX Trust Units

A complete record of distributions per unit paid on our trust units and the common shares of BPP for the past three years is as follows:

	2011	May 1, 2010 – December 31, 2010	January 1- March 31, 2010	2009
Per BOX trust unit	$1.08	$0.64	—	—
Per BPP Common Share (excluding special dividend)	—	—	$0.10	$0.30
Special Dividend per BPP Common Share	—	—	—	$1.65
Total	$1.08	$0.64	$0.10	$1.95

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DESCRIPTION OF BROOKFIELD CANADA OFFICE PROPERTIES

The following is a summary of the material terms attached to our trust units and certain provisions included in our Declaration of Trust. This summary is qualified in its entirety by reference to all of the provisions of the Declaration of Trust, which is available on SEDAR at www.sedar.com.

Authorized Capital and Outstanding Securities

The Declaration of Trust authorizes the issuance of an unlimited number of two classes of units: “trust units” and “special voting units”. Special voting units are only issued in tandem with the issuance of Class B LP Units. As of March 30, 2012, we had a total of 26,116,224 trust units outstanding and 67,088,022 special voting units outstanding.

The trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and will not be insured under the provisions of such Act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on nor does it intend to carry on the business of a trust company.

Trust Units

Each trust unit is transferable and represents an equal, undivided beneficial interest in BOX and any of our distributions, whether of net income, net realized capital gains or other amounts, and, in the event of our termination or winding-up, in our net assets remaining after satisfaction of all liabilities. All trust units rank among themselves equally and rateably without discrimination, preference or priority. Each trust unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders.

Holders of our trust units are entitled to receive our distributions (whether of net income, net realized capital gains or other amounts) if, as and when declared by our trustees. Upon our termination or winding-up, holders of our trust units will participate equally with respect to the distribution of our remaining assets after payment of all of our liabilities. Such distribution may be made in cash, as a distribution in kind, or both, all as our trustees in their sole discretion may determine. Our trust units have no conversion, retraction or redemption rights. No person is entitled, as a matter of right, to any pre-emptive right to subscribe for or acquire any trust unit, except as set out in the Exchange and Support Agreement, or as we otherwise agree pursuant to a binding agreement in writing.

Special Voting Units

Special voting units are only issued in tandem with Class B LP Units and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such special voting units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for trust units or purchased for cancellation by Brookfield Office Properties Canada LP, the corresponding special voting units will be cancelled for no consideration.

Each special voting unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of our unitholders or in respect of written resolutions of our unitholders, special voting units do not confer upon the holders thereof any other rights. A special voting unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, any of our distributions (whether of net income, net realized capital gains or other amounts) or in any of our net assets in the event of our termination or winding-up.

Issuance of Trust Units

Trust units or rights to acquire trust units or other securities may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as our trustees determine, including pursuant to a rights plan, distribution reinvestment plan, purchase plan or any incentive option or other compensation plan. Trust units will be issued only when fully paid in money, property or past services, and they will not be subject to future calls or assessments, provided that trust units may be issued and sold on an installment basis and we may take security over any such trust units so issued. Where our trustees determine that we do not have available cash in an amount sufficient to pay the full amount of any distribution, the payment may, at the option of our trustees, include or consist entirely of the issuance of additional trust units having a fair market value determined by the trustees equal to the difference between the amount of the distribution and the amount of cash that has been determined by our trustees to be available for the payment of such distribution. These additional trust units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. The Declaration of Trust also provides that unless our trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional trust units to all holders of our trust units as described above, the number of outstanding trust units will automatically be consolidated such that each unitholder will hold after the consolidation the same number of trust units as the unitholder held before the distribution of such additional trust units. In such circumstances, each certificate representing a number of trust units prior to the distribution of additional trust units will be deemed to represent the same number of trust units after the distribution of such additional trust units and the consolidation. If tax is required to be withheld from a unitholder’s share of the distribution, the consolidation will not result in such unitholder holding the same number of trust units. Each such unitholder will be required to surrender the certificates, if any, representing that unitholder’s original trust units in exchange for a certificate representing that unitholder’s post consolidation trust units.

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The trustees may refuse to allow the issuance of or to register the transfer of any of our trust units where such issuance or transfer would, in their opinion, adversely affect the treatment of BOX under applicable Canadian tax laws or their qualification to carry on any relevant business. See “– Limitations on Non-Resident Ownership of Trust Units”.

Repurchase of Trust Units

We may, from time to time, purchase all or a portion of our trust units for cancellation at a price per trust unit and on a basis determined by our trustees in accordance with applicable securities laws and stock exchange rules.

Limitations on Non-Resident Ownership of Trust Units

In order for BOX to maintain its status as a mutual fund trust under the Tax Act, it must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis and we have informed our transfer agent and registrar of this restriction. Our trustees may require a registered holder of trust units to provide them with a declaration as to the jurisdictions in which beneficial owners of our trust units registered in such holder’s name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is Non-Resident). If our trustees become aware, as a result of such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis are, or may be, Non-Residents or that such a situation is imminent, our trustees may make a public announcement thereof and will not accept a subscription for trust units from or issue or register a transfer of trust units to a person unless the person provides a declaration in form and content satisfactory to our trustees that the person is not a Non-Resident and does not hold such trust units for the benefit of Non-Residents. If, notwithstanding the foregoing, the trustees determine that more than 49% of our trust units on a basic or fully-diluted basis are held by Non-Residents, our trustees may send or cause to be sent a notice to such Non-Resident holders of our trust units chosen in inverse order to the order of acquisition or registration or in such other manner as our trustees may consider equitable and practicable, requiring them to sell their trust units or a portion thereof within a specified period of not more than 30 days. If the unitholders receiving such notice have not sold the specified number of trust units or provided the trustees with satisfactory evidence that they are not Non-Residents within such period, the trustees may on behalf of such persons sell or cause to be sold such trust units and, in the interim, will suspend the voting and distribution rights attached to such trust units. Upon such sale, the affected holders will cease to be holders of the relevant trust units and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such trust units.

Investment Restrictions and Guidelines and Operating Plan

Our investment and operating activities are limited because our operating business is carried out by Brookfield Office Properties Canada LP. The investment restrictions and guidelines and operating policies that apply to Brookfield Office Properties Canada LP are set out under the heading “Description of Brookfield Office Properties Canada LP – Investment Restrictions and Guidelines and Operating Policies”.

Investment Restrictions and Guidelines of BOX

The Declaration of Trust provides that our assets may be invested, directly or indirectly, only in accordance with the following investment restrictions and guidelines:

(i)	subject to (iii), we may invest, directly or indirectly, in:

•	interests (including fee ownership and leasehold interest) in income producing real property; and

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•	corporations, trusts, partnerships or other persons that principally have interests (including the ownership of leasehold interests) in income producing real property;

(ii)	except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a province of Canada, short term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I to the Bank Act (Canada) maturing prior to one year from the date of issue or except as permitted pursuant to (i), we may not hold securities other than securities of Brookfield Office Properties Canada LP, BOPC GP Inc., an entity wholly-owned by Brookfield Office Properties Canada LP and/or a subsidiary formed and operated solely for the purpose of holding a particular real property or real properties or managing real property or real properties or some or all of the receivables under installment receipt agreements;

(iii)	we will not make or permit a subsidiary to make any investment, take any action or omit to take any action that would result in:

•	BOX failing or ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or

•	our trust units being disqualified for investment by Plans; and

(iv)	we may, directly or indirectly, invest in such other assets and conduct such other activities as are consistent with our other investment restrictions and guidelines.

Operating Plan of Brookfield Canada Office Properties

The Declaration of Trust requires our trustees to establish an operating plan relating to our operations and affairs (which plan will comply with the guidelines and policies contained in the Declaration of Trust, including the investment restrictions and guidelines) and to review such operating plan from time to time and modify the same to the extent that the trustees determine that to do so would be prudent and in our best interests and those of our unitholders. Without limiting the generality of the foregoing, the operating plan adopted by our trustees from time to time may include guidelines for valuations, property appraisals, level and type of insurance coverage, means to ensure compliance with environmental legislation and regulations pertaining to our assets and means to ensure compliance with all laws, regulations and policies applicable to our assets or to us.

Trustees

The Declaration of Trust provides that we will have a minimum of five and a maximum of 12 trustees, the majority of whom must be individuals who are residents of Canada for purposes of the Tax Act (“Resident Canadians”). The number of trustees may be increased or decreased within such limits from time to time by our unitholders by ordinary resolution or by our trustees, provided that the trustees may not, between meetings of our unitholders, appoint an additional trustee if, after such appointment, the total number of trustees would be greater than one and one third times the number of trustees in office immediately following our previous annual meeting of unitholders. If at any time a majority of trustees are Non-Residents because of the death, resignation, adjudicated incompetence, removal or change in circumstances of any trustee who was a Resident Canadian, the remaining trustees, whether or not they constitute a quorum, will appoint a sufficient number of Resident Canadian trustees to comply with the requirement that a majority of our trustees will be at all times Resident Canadians.

The Declaration of Trust provides that, subject to its terms and conditions, our trustees have, without further authorization and free from any control or direction on the part of our unitholders, full, absolute and exclusive power, control and authority over our assets and affairs to the same extent as if the trustees were the sole and absolute beneficial owners of our assets, to do all acts and things as in their sole and absolute judgment and discretion are necessary or incidental to, or desirable for, carrying out any of our purposes or conducting our affairs.

Trustees are appointed at each annual meeting of unitholders to hold office for a term expiring at the close of the next annual meeting. The Declaration of Trust provides that a trustee may resign at any time upon written notice to the chair of the board of trustees or, if there is no chair, our President. A trustee may be removed at any time with or without cause by an ordinary resolution of our unitholders at a meeting of unitholders or by the written consent of unitholders holding in the aggregate not less than a majority of our outstanding units or with cause by a resolution passed by two thirds of the other trustees.

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The Declaration of Trust provides that our trustees will act honestly and in good faith with a view to our best interests and those of our unitholders and, in connection with that duty, will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A trustee will not be liable in carrying out his or her duties under the Declaration of Trust except in cases where a trustee fails to act honestly and in good faith with a view to our best interests and those of our unitholders or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Committees

The Declaration of Trust requires that our trustees appoint a Governance and Nominating Committee and an Audit Committee. In addition, the trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA would not be entitled to delegate.

Conflicts of Interest

The Declaration of Trust provides that conflicts of interest and potential conflicts of interest that are approved by a majority of our independent trustees (within the meaning of the Declaration of Trust) are deemed to be approved by all of our trustees. The Declaration of Trust further provides that our independent trustees may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to guidelines, policies or procedures adopted by the independent trustees from time to time and if and to the extent that such matters are permitted by those guidelines, policies or procedures, no further special approval will be required in connection with such matter permitted thereby.

Meetings of Unitholders

The Declaration of Trust provides that meetings of our unitholders will be called and held annually for the election of our trustees and the appointment of our auditors for the ensuing year, the presentation of our consolidated financial statements for the immediately preceding fiscal year, and the transaction of such other business as our trustees may determine or as may be properly brought before the meeting.

A meeting of our unitholders may be convened by the trustees at any time and for any purpose and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of our units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of our unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of our unitholders similar to those required under the CBCA.

Amendments to the Declaration of Trust and Other Documents

The Declaration of Trust, except where specifically provided otherwise, may only be amended by the approval of a majority of the votes cast by our unitholders at a meeting called for that purpose or the written approval of our unitholders holding a majority of the outstanding units. Notwithstanding the foregoing, the following amendments will require the approval of at least two-thirds of the votes cast by our unitholders at a meeting of unitholders called for that purpose or the written approval of unitholders holding more than two-thirds of the outstanding units:

(i)	an exchange, reclassification or cancellation of all or part of our trust units or special voting units;

(ii)	the change or removal of the rights, privileges, restrictions or conditions attached to our trust units or special voting units, including, without limitation,

•	the removal or change of rights to distributions; or

•	the removal of or change to conversion privileges, redemption privileges, voting, transfer or pre-emptive rights;

(iii)	the creation of new rights or privileges attaching to certain of our trust units or special voting units; and

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(iv)	any change to the existing constraints on the issue, transfer or ownership of our trust units or special voting units.

A majority of our trustees may, however, without the approval of our unitholders, make certain amendments to the Declaration of Trust, including amendments for the purpose of:

(i)	ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the trustees, BOX or the distribution of our trust units or special voting units;

(ii)	providing additional protection or added benefits which are, in the opinion of our trustees, necessary to maintain the rights of our unitholders set out in the Declaration of Trust;

(iii)	removing any conflicts or inconsistencies in the Declaration of Trust or making corrections which are, in the opinion of our trustees, necessary or desirable and not prejudicial to our unitholders;

(iv)	making amendments which are, in the opinion of the trustees, necessary or desirable to remove conflicts or inconsistencies between the disclosure in our management proxy circular filed in connection with the Transaction and the Declaration of Trust;

(v)	making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest errors, which amendments are, in the opinion of our trustees, necessary or desirable and not prejudicial to the unitholders;

(vi)	making amendments which are, in the opinion of the trustees, necessary or desirable as a result of changes in taxation or other laws or accounting standards from time to time which may affect us or our unitholders; or

(vii)	implementing a distribution reinvestment plan or any amendment to such plan.

In no event will our trustees amend the Declaration of Trust if such amendment would amend unitholders’ voting rights or cause BOX to fail to qualify as a “mutual fund trust”, “real estate investment trust” or “unit trust” under the Tax Act.

In addition, we will not agree to or approve any change to the Limited Partnership Agreement or the Exchange and Support Agreement without the approval of at least two-thirds of the votes cast by our unitholders at a meeting of unitholders called for that purpose or the written approval of our unitholders holding more than two-thirds of our outstanding units. Notwithstanding the foregoing, we may agree to or approve any change to the Limited Partnership Agreement or the Exchange and Support Agreement without the approval of our unitholders for the purpose of:

(i)	providing a distribution reinvestment entitlement to the holders of Class B LP Units that is substantially equivalent to the distribution reinvestment entitlement provided by any distribution reinvestment plan to our unitholders;

(ii)	ensuring continuing compliance with applicable laws (including the Tax Act and maintaining the status of BOX as a “unit trust”, “mutual fund trust” and a “real estate investment trust”) regulations, requirements or policies of any governmental authority having jurisdiction over Brookfield Office Properties Canada LP, or over the distribution of Class A LP Units or Class B LP Units;

(iii)	providing additional protection or added benefits which are, in the opinion of our trustees, necessary to maintain the rights of the holders of Class A LP Units or Class B LP Units set out in the Limited Partnership Agreement or the rights of the parties to the Exchange and Support Agreement, as applicable;

(iv)	removing any conflicts or inconsistencies in the Limited Partnership Agreement or the Exchange and Support Agreement or making corrections, including the rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of our trustees, necessary or desirable and not prejudicial to the holders of Class A LP Units or Class B LP Units or the parties to the Exchange and Support Agreement, as applicable;

(v)	making amendments which are, in the opinion of our trustees, necessary or desirable to remove conflicts or inconsistencies between the disclosure in our management proxy circular filed in connection with the Transaction and the Limited Partnership Agreement or the Exchange and Support Agreement;

Brookfield Brookfield Canada Office Properties 2012 Annual Information Form	28

(vi)	making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments are, in the opinion of our trustees, necessary or desirable and not prejudicial to the holders of Class A LP Units or Class B LP Units or the parties to the Exchange and Support Agreement, as applicable; or

(vii)	making amendments which are, in the opinion of our trustees, necessary or desirable as a result of changes in taxation or other laws or accounting standards that may affect Brookfield Office Properties Canada LP or the holders of Class A LP Units or Class B LP Units.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for our trust units and not less than 90% of our trust units (including trust units issuable on the exchange of any exchangeable securities, including Class B LP Units, but excluding trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror or those acting jointly or in concert with them) are taken up and paid for by the offeror, the offeror will be entitled to acquire our trust units held by holders who did not accept the take-over bid on the terms on which the offeror acquired trust units from holders who accepted the take-over bid.

Information and Reports

Prior to each meeting of our unitholders, our trustees will provide to the unitholders (along with notice of the meeting) information similar to that required to be provided to shareholders of a corporation governed by the CBCA.

Rights of Unitholders

The rights of our unitholders and the attributes of our units are established and governed by the Declaration of Trust. Although the Declaration of Trust confers upon a unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, significant differences exist, some of which are described below.

Many of the provisions of the CBCA respecting the governance and management of a corporation are incorporated in the Declaration of Trust. For example, our unitholders are entitled to exercise voting rights in respect of their holdings of units in a manner comparable to shareholders of a CBCA corporation and to elect our trustees and our auditors. The Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of unitholders and trustees, the quorum for and procedures at such meetings and the right of our unitholders to participate in the decision making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by our unitholders is required under the Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by our subsidiaries. These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or are listed on the TSX.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting: (a) the business or businesses that the corporation can carry on; or (b) the issue, transfer or ownership of shares). Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or which disregard the interests of securityholders and certain other parties. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Declaration of Trust does not include a comparable right. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of a corporation or any of its subsidiaries, with the leave of a court. The Declaration of Trust does not include a comparable right.

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DESCRIPTION OF BROOKFIELD OFFICE PROPERTIES CANADA LP

The following is a summary of the material terms attached to the Class A LP Units and Class B LP Units and certain other terms included in the Limited Partnership Agreement. This summary is qualified in its entirety by reference to all of the provisions of the Limited Partnership Agreement, which is available on SEDAR at www.sedar.com.

General Partner

BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP. BOPC GP Inc. is a corporation incorporated under the laws of Canada. BOPC GP Inc. is a direct wholly-owned subsidiary of BOX. The board of directors of BOPC GP Inc. will at all times be comprised of all of the individuals who are from time to time serving as our trustees.

As general partner of Brookfield Office Properties Canada LP, BOPC GP Inc. has full power and exclusive authority to administer, manage, control and operate the operations, affairs and business of Brookfield Office Properties Canada LP and to bind Brookfield Office Properties Canada LP. The Limited Partnership Agreement provides that all material transactions and agreements involving Brookfield Office Properties Canada LP must be approved by BOPC GP Inc.’s board of directors. BOPC GP Inc. is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Brookfield Office Properties Canada LP and to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. BOPC GP Inc. has unlimited liability for the obligations of Brookfield Office Properties Canada LP.

Authorized Capital

Brookfield Office Properties Canada LP is authorized to issue the general partner interest, an unlimited number of Class A LP Units and Class B LP Units and, subject to certain restrictions, such other classes of partnership interests as BOPC GP Inc. may decide from time to time. We hold all of the outstanding Class A LP Units and BPO indirectly holds all of the outstanding Class B LP Units.

Class A LP Units

The holders of the Class A LP Units are entitled to receive notice of, to attend and to vote at all meetings of the partners of Brookfield Office Properties Canada LP on the basis of one vote for each unit held. Holders of Class A LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP equal to, on a per unit basis, the amount of distributions declared on the Class B LP Units. In the event of the liquidation, dissolution or winding-up of Brookfield Office Properties Canada LP or any other distribution of the assets of Brookfield Office Properties Canada LP among the holders of the units for the purpose of winding-up its affairs, holders of Class A LP Units will participate equally with the holders of Class B LP Units in any distribution of the assets of Brookfield Office Properties Canada LP.

As long as any Class A LP Units are outstanding, Brookfield Office Properties Canada LP may not, without the approval of the holders of the Class A LP Units, create a new class of interests in Brookfield Office Properties Canada LP that would rank, in any manner, equal to or superior to such Class A LP Units with respect to one or more individual characteristics or rights attaching to the Class A LP Units.

Class B LP Units

Each Class B LP Unit is accompanied by one of our special voting units which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of our unitholders. Each Class B LP Unit, together with the accompanying special voting unit, has economic and voting rights equivalent in all material respects to one of our trust units.

Except as required by law and in certain specified circumstances where the rights of a holder of Class B LP Units are affected, holders of Class B LP Units are not entitled to vote at meetings of the partners of Brookfield Office Properties Canada LP.

The holders of the Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. Subject to certain limitations contained in the Limited Partnership Agreement, holders of Class B LP Units are entitled to receive distributions equal to, on a per unit basis, the amount of distributions declared on one of our trust units. In the event of the liquidation, dissolution or winding-up of Brookfield Office Properties Canada LP or any other distribution of the assets of Brookfield Office Properties Canada LP among the holders of the units for the purpose of winding-up its affairs, holders of Class B LP Units and Class A LP Units will participate equally in any distribution of the assets of Brookfield Office Properties Canada LP. A holder of Class B LP Units may not transfer any of its Class B LP Units other than to an affiliate.

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The Class B LP Units are exchangeable, on a one-for-one basis (subject to customary anti-dilution provisions) for our trust units at the option of the holder at any time unless such exchange would, in the opinion of our trustees, jeopardize BOX’s status as a “unit trust”, “mutual fund trust” or “real estate investment trust” under the Tax Act. Upon the exchange of Class B LP Units for trust units, the corresponding special voting units will immediately be cancelled without any further action of our trustees.

As long as any Class B LP Units are outstanding, Brookfield Office Properties Canada LP may not, without the approval of the holders of the Class B LP Units, create a new class of interests in Brookfield Office Properties Canada LP which would rank, in any manner, equal to or superior to such Class B LP Units with respect to one or more individual characteristics or rights attaching to the Class B LP Units.

Offers, Issuer Bids and Take-Over Bids

The Declaration of Trust and the Exchange and Support Agreement provide that if an offer, issuer bid (other than an exempt issuer bid), take-over bid (other than an exempt take-over bid) or similar transaction with respect to the trust units is proposed by us or is proposed to us or to holders of our trust units, and is recommended by our trustees, or is otherwise effected or to be effected with or without the consent or approval of our trustees, and the Class B LP Units are not exchanged for trust units in accordance with their terms and the Exchange and Support Agreement, we will, to the extent possible in the circumstances, expeditiously and in good faith, take all such commercially reasonable actions and do all such commercially reasonable things as are necessary or desirable to enable and permit holders of those Class B LP Units to participate in such offer to the same extent and on an economically equivalent basis as the holders of our trust units, without discrimination. Without limiting the generality of the foregoing, we will, to the extent possible in the circumstances, expeditiously and in good faith, use commercially reasonable efforts to ensure that holders of Class B LP Units may participate in all such offers without being required to exercise their right to exchange those units (or, if so required, to ensure that any such exchange will be effective only upon, and will be conditional upon, the successful closing of the offer and only to the extent necessary to tender to or deposit under the offer).

Distributions

Brookfield Office Properties Canada LP will distribute to BOPC GP Inc. and to the limited partners holding Class A LP Units and Class B LP Units distributable cash as set out below. Distributions will be made forthwith after BOPC GP Inc. determines the distributable cash of Brookfield Office Properties Canada LP and determines the amount of all costs and expenses incurred by it in the performance of its duties under the Limited Partnership Agreement (the “Reimbursement Distribution Amount”). Distributable cash will represent, in general, all of Brookfield Office Properties Canada LP’s cash on hand that is derived from any source (other than amounts received in connection with the subscription for additional interests in Brookfield Office Properties Canada LP) and that is determined by BOPC GP Inc. not to be required in connection with the business of Brookfield Office Properties Canada LP. The amount will be determined by BOPC GP Inc. in a manner analogous to the manner in which we calculate our distributions. Following that determination, the distributable cash of Brookfield Office Properties Canada LP will be distributed as follows: (a) the Reimbursement Distribution Amount to BOPC GP Inc.; (b) an amount to us sufficient to allow us to pay our expenses (including, without limitation, any fees or commissions payable to agents or underwriters in connection with the sale of our securities) on a timely basis; (c) an amount to BOPC GP Inc. equal to 0.01% of the balance of the distributable cash of Brookfield Office Properties Canada LP; and (d) an amount on each Class A LP Unit and Class B LP Unit to the holders of such units equal to the amount of the distribution declared on each trust unit. The record date and the payment date for any distribution declared on the Class B LP Units will be the same as those for our trust units.

In lieu of receiving all or a portion (the “Selected Amount”) of the distribution declared by Brookfield Office Properties Canada LP, the holders of Class B LP Units may choose to be loaned an amount from Brookfield Office Properties Canada LP equal to the Selected Amount, and to have the distribution of the Selected Amount made to it on the first business day following the end of the fiscal year in which such distribution would otherwise have been made. Each such loan made in a fiscal year will not bear interest and will be due and payable in full on the first business day following the end of the fiscal year during which the loan was made.

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Investment Restrictions and Guidelines and Operating Policies

Investment Restrictions and Guidelines of Brookfield Office Properties Canada LP

The Limited Partnership Agreement provides for certain restrictions on investments which may be made by or on behalf of Brookfield Office Properties Canada LP. These investment restrictions and guidelines are set out below:

(i)	Brookfield Office Properties Canada LP may invest, directly or indirectly in: (a) interests in income producing real property; and (b) corporations, trusts, partnerships or other persons which principally have interests in income producing real property (or activities relating or ancillary thereto);

(ii)	Brookfield Office Properties Canada LP may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments otherwise permitted to be held by Brookfield Office Properties Canada LP; provided that such joint venture arrangement contains terms and conditions which, in the opinion of BOPC GP Inc., are commercially reasonable including, without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of Brookfield Office Properties Canada LP’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to Brookfield Office Properties Canada LP and provisions that limit the liability of Brookfield Office Properties Canada LP to third parties;

(iii)	except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company under the laws of Canada or a province of Canada, short term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I of the Bank Act (Canada) maturing prior to one year from the date of issue, or except as otherwise permitted herein, Brookfield Office Properties Canada LP shall not hold securities of another issuer unless either (i) such securities derive their value, directly or indirectly, principally from real property, or (ii) the principal business of the issuer of the securities is the ownership or operation, directly or indirectly, of real property (in each case as determined by BOPC GP Inc.);

(iv)	Brookfield Office Properties Canada LP may directly or indirectly invest in such other assets or conduct such other activities as are consistent with the other investment restrictions and guidelines of Brookfield Canada Office Properties Canada LP; and

(v)	notwithstanding any other provision set out above, Brookfield Office Properties Canada LP shall not make, nor permit any of its subsidiaries to make, any investment that would result in:

•	BOX ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or

•	our trust units being disqualified for investment by Plans for the purposes of the Tax Act.

For the purpose of the foregoing restrictions and guidelines, the assets, liabilities and transactions of a subsidiary wholly or partially owned by Brookfield Office Properties Canada LP will be deemed to be those of Brookfield Office Properties Canada LP on a proportionate consolidated basis. In addition, any references in the foregoing to an investment in real property will be deemed to include an investment in a joint venture arrangement that holds real property.

Operating Policies of Brookfield Office Properties Canada LP

The Limited Partnership Agreement provides that the operations and affairs of Brookfield Office Properties Canada LP must be conducted in accordance with the following operating policies and that Brookfield Office Properties Canada LP will not permit any subsidiary to conduct its operations and affairs other than in accordance with the following operating policies:

(i)	title to each real property (or, if applicable, the leasehold or other interest therein) will be held by and registered in the name of Brookfield Office Properties Canada LP, BOPC GP Inc. or a corporation or other entity wholly-owned, directly or indirectly, by Brookfield Office Properties Canada LP or jointly-owned, directly or indirectly, by Brookfield Office Properties Canada LP with joint venturers; provided that where land tenure will not provide fee simple title, Brookfield Office Properties Canada LP, BOPC GP Inc. or a corporation or other entity wholly-owned, directly or indirectly, by Brookfield Office Properties Canada LP or jointly-owned, directly or indirectly, by Brookfield Office Properties Canada LP with joint venturers will hold a land lease as appropriate under the land tenure system in the relevant jurisdiction; and

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(ii)	Brookfield Office Properties Canada LP will not directly or indirectly guarantee any indebtedness or liabilities of any kind of an arm’s length third party, except guarantees of indebtedness existing on the effective date of the Transaction and guarantees of indebtedness assumed or incurred by a partnership, limited partnership, co-ownership or other joint venture in which Brookfield Office Properties Canada LP or a subsidiary of Brookfield Office Properties Canada LP is a party and the other party or parties thereto is or are required to give up its or their respective interest in the property of such partnership, limited partnership, co-ownership or other joint venture as a result of such party’s failure to honour its proportionate share of the indebtedness assumed or incurred by the partnership, limited partnership, co-ownership or other joint venture. In addition, Brookfield Office Properties Canada LP will not directly or indirectly guarantee any indebtedness or liabilities of any person if doing so would contravene paragraph (e) of the investment restrictions and guidelines of Brookfield Office Properties Canada LP as set forth above under “– Investment Restrictions and Guidelines and Operating Policies – Investment Restrictions and Guidelines of Brookfield Office Properties Canada LP”.

For the purpose of the foregoing policies, the assets, liabilities and transactions of a corporation, trust, partnership or other entity in which Brookfield Office Properties Canada LP has an interest will be deemed to be those of Brookfield Office Properties Canada LP on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement.

Allocation of Net Income and Losses

Brookfield Office Properties Canada LP’s income or loss for tax purposes for a fiscal year will, to the extent possible, be allocated to the limited partners in proportion to distributions paid or payable to such limited partners (excluding amounts paid or payable to holders of Class A LP Units sufficient to allow us to pay our expenses) as described above. BOPC GP Inc. will be allocated taxable income equal to the aggregate of: (a) all Reimbursement Distribution Amounts that are paid to it; and (b) an amount equal to 0.01% of the balance of the distributable cash of Brookfield Office Properties Canada LP to the extent it is not taken into account in the determination of the allocation of taxable income. However, if, with respect to a given fiscal year, no cash distribution is made by Brookfield Office Properties Canada LP to its limited partners, the income or loss, as the case may be, for tax purposes of Brookfield Office Properties Canada LP for that fiscal year will be allocated to each person who was a limited partner at any time in such fiscal year in the proportion determined by BOPC GP Inc.

Limited Liability

Brookfield Office Properties Canada LP will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. Brookfield Office Properties Canada LP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement other than a loss of liability arising as a result of any fraudulent, negligent or wilful act or omission of such limited partner.

Amendments to the Limited Partnership Agreement

BOPC GP Inc. is entitled to amend the Limited Partnership Agreement without notice to or consent of any other partners, to reflect the admission, resignation or withdrawal of any partner, or the assignment by any partner of the whole or any part of such partner’s interest in Brookfield Office Properties Canada LP in accordance with the Limited Partnership Agreement. BOPC GP Inc. is also entitled to make any reasonable decisions, designations or determinations not inconsistent with applicable laws or with the Limited Partnership Agreement which it determines are necessary or desirable in interpreting, applying or administering the Limited Partnership Agreement or in administering, managing or operating Brookfield Office Properties Canada LP.

BOPC GP Inc. is also entitled to amend the Limited Partnership Agreement (including the investment restrictions and guidelines and operating policies of Brookfield Office Properties Canada LP) with the approval of the limited partners holding more than two-thirds of each class of partnership units entitled to vote provided that: (a) except as otherwise provided in the Limited Partnership Agreement, any material change which affects the rights or interests of BOPC GP Inc. must be approved by BOPC GP Inc.; and (b) any material change which affects any limited partner in a manner that is different from the effects on other limited partners will be valid only with the consent of such limited partner.

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The Limited Partnership Agreement may not be amended if such amendment would cause BOX to fail or cease to qualify as a “mutual fund trust”, “unit trust” or “real estate investment trust” under the Tax Act. In addition, notwithstanding any other provision in the Limited Partnership Agreement, no amendments may be made to the Limited Partnership Agreement that would: (a) allow any limited partner to take part in the management or the administration of the business of Brookfield Office Properties Canada LP; (b) reduce any limited partner’s interest in Brookfield Office Properties Canada LP; (c) allow any limited partner to exercise control over the business of Brookfield Office Properties Canada LP; (d) change the right of a limited partner to vote at any meeting; or (e) change Brookfield Office Properties Canada LP from a limited partnership to a general partnership.

RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by one rating agency, Dominion Board Rating Services Inc. (“DBRS”). The following table shows the credit rating issued by the rating agency as at December 31, 2011 and March 30, 2012:

DBRS
Corporate rating Outlook	BBB Stable

DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. The entity may be vulnerable to future events. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit rating presented is not a recommendation to purchase, hold or sell our securities and does not comment as to market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Our trust units are listed on the TSX under the symbol “BOX.UN”. The following table sets forth the market price ranges and trading volumes of our trust units on the TSX from January 2011 to December 2011. Our trust units began trading on the NYSE on January 9, 2012 under the symbol “BOXC” and therefore did not trade on the NYSE in 2011.

	High ($)	Low ($)	Volume
January	22.15	21.50	302,193
February	21.94	21.22	349,683
March	22.05	21.25	401,073
April	22.15	21.45	271,266
May	23.68	21.58	1,281,152
June	23.50	21.62	562,585
July	22.85	21.42	273,575
August	22.45	19.98	400,320
September	23.44	21.00	1,122,522
October	23.17	20.81	339,329
November	23.18	21.96	470,551
December	25.01	23.05	270,864

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TRUSTEES AND MANAGEMENT

Overview

Our board of trustees oversees the management of our business and affairs. BPO provides asset and property management services to us under arrangements that were entered into in connection with the Transaction. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. See “– Management Agreements”.

BPO owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling more than 78 million square feet in the downtown cores of New York, Washington D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. In providing management services to us, BPO draws on members of its senior management team and its global relationships. Our board of trustees believes that this provides us with a unique competitive advantage and that BPO’s compensation structure, which includes an incentive component, ensures that its interests remain fully aligned with those of other unitholders.

Trustees of BOX

We have seven trustees, four of whom are “independent” trustees, within the meaning of National Instrument 58 101 – Disclosure of Corporate Governance Practices (“NI 58-101”), and a majority of whom are resident Canadians. Each of the current trustees will serve until our next annual meeting in 2012 or until his successor is elected or appointed.

Our trustees all serve as directors of BOPC GP Inc. BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities.

The following table sets out: (a) the names of our trustees; (b) the year in which they were first elected as a trustee; and (c) their principal occupation or employment and their five year occupation history.

Name, municipality of residence	Trustee since	Principal Occupation and Five-Year Occupation History

COLUM BASTABLE(1)(2)(3) Toronto, Ontario, Canada	2010	Mr. Bastable has been President and Chief Executive Officer, Cushman & Wakefield LePage Inc., a commercial real estate broker and consultancy company, since 2005.

RICHARD B. CLARK New York, New York, U.S.A.	2010(4)	Mr. Clark has been Chief Executive Officer of BPO since 2002. He was also the President of BPO from 2002 to June 2011.

THOMAS F. FARLEY Calgary, Alberta, Canada	2010(5)	Mr. Farley has been the President and Global Chief Operating Officer of BPO since June 2011, prior to which he was BPO’s Chief Executive Officer, Canadian Commercial Operations since January 2009 and President and Chief Operating Officer, Canadian Commercial Operations since 2002.

Roderick D. Fraser, Ph.D., O.C(1)(3) Kingston, Ontario, Canada	2010	Dr. Fraser has been President Emeritus of the University of Alberta since 2005.

PAUL D. MCFARLANE(1)(2)(3) Mississauga, Ontario, Canada	2010	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in 2002 after more than 40 years of service.

MICHAEL F. B. NESBITT(1)(2(3)) Winnipeg, Manitoba, Canada	2010(6)	Mr. Nesbitt is President of Montrose Mortgage Investment Co. Ltd., an investment company and Chairman of Montrose Mortgage Corporation Ltd.

T. JAN SUCHARDA Toronto, Ontario, Canada	2011	Mr. Sucharda has been our President and Chief Executive Officer since June 2011, prior to which he was BPO’s President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.

Notes:

(1) Member of the Governance and Nominating Committee.
(2) Member of the Audit Committee.

(3) Messrs. Bastable, Fraser, McFarlane and Nesbitt are independent trustees.
(4) Prior to the Transaction, Mr. Clark was a director of BPP since 2002.
(5) Prior to the Transaction, Mr. Farley was a director of BPP since 2004.
(6) Prior to the Transaction, Mr. Nesbitt was a director of BPP since 2000.

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Officers

The names, municipalities of residence, position held at BOX and the occupation histories of the officers of BOX are set out below. See above for descriptions of Thomas F. Farley, Chairman of the Board and T. Jan Sucharda, President and Chief Executive Officer.

Name, municipality of residence	Position Held	Five-Year Occupation History
BRYAN K. DAVIS Rye, New York, U.S.A.	Chief Financial Officer	Mr. Davis has been our Chief Financial Officer since 2011. Mr. Davis is also the Chief Financial Officer of BPO, a position he has held since 2007, prior to which he spent four years as Senior Vice President, Finance and one year as a Managing Partner of Brookfield Asset Management Inc. (“BAM”).
Stefan J. Dembinski Oakville, Ontario, Canada	Senior Vice President, Asset Management, Eastern	Mr. Dembinski has held his principal occupation since 2006. Prior to that time, he was Director of Corporate Strategy with a major Canadian chartered bank’s Corporate Real Estate Group in Toronto.
Ian D. Parker Calgary, Alberta, Canada	Senior Vice President, Asset Management, Western	Mr. Parker has held his principal occupation since 2005, prior to which he was Vice President, Asset Management, Western since 2000.
Deborah R. Rogers Toronto, Ontario, Canada	Senior Vice President, Legal Counsel, Eastern and Secretary	Ms. Rogers has held her principal occupation since 2004 when she was appointed Vice President, Legal and Secretary for BPP and was later appointed Senior Vice President, Legal Counsel, Eastern, in 2006. Prior to joining the Corporation, Ms. Rogers was a partner at a Canadian law firm.
Ryk Stryland Toronto, Ontario, Canada	Senior Vice President, Development	Mr. Stryland has held his principal occupation since 2006. Prior to that time, he was Senior Vice President, Investments with Redcliff Realty Advisors Inc. in Toronto.
T. NGA Trinh Toronto, Ontario, Canada	Senior Vice President, Investments	Ms. Trinh has held her principal occupation since 2007, prior to which she was Senior Vice President and Controller, Canadian Operations from 2005 to 2007.
D. Cameron Black Calgary, Alberta, Canada	Vice President, Legal Counsel, Western	Mr. Black has held his principal occupation since 2006, prior to which he was Vice President, Legal Counsel, Western with BPO since November 2000.
Melissa coley Madison, New Jersey, U.S.A.	Vice President, Investor Relations and Communications	Ms. Coley has held her principal occupation since 2002.
michael yam Toronto, Ontario, Canada	Vice President and Controller	Mr. Yam has held his principal occupation since 2011, prior to which he was Controller, Corporate Accounting with BOX since 2007. Before joining BOX, Mr. Yam was a manager in the audit and assurance group of a major accounting firm.
Elliott S. Feintuch Toronto, Ontario, Canada	Vice President, Legal Counsel, Eastern	Mr. Feintuch has held his principal occupation since February 2012, prior to which he was Associate Counsel with BOX since May 2010 and Associate Counsel with BPO since October 2005.
Brett M. Fox Old Bethpage, New York, U.S.A.	Assistant Secretary	Mr. Fox is also the General Counsel and Chief Compliance and Administrative Officer of BPO, a position he has held since 2003.
Michelle L. campbell New York, New York, U.S.A.	Assistant Secretary	Ms. Campbell is also Vice President, Compliance and Assistant General Counsel of BPO, a position she has held since 2007, prior to which she was an associate at a Canadian law firm since 2002.

Share Ownership

As of March 30, 2012, the trustees and executive officers of BOX own, directly or indirectly, or exercise control or direction over approximately 17,439 trust units, representing less than 1% of the outstanding trust units. See the information on page 2 of our Management Proxy Circular dated March 30, 2012 under the heading “Principal Holders of Voting Units”, which is incorporated by reference herein and available on SEDAR at www.sedar.com and on our Web site at www.brookfieldcanadareit.com, for further information regarding our ownership.

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Management Agreements

The following is a summary of certain provisions of our Asset Management Agreement and the Property Management Agreement each dated as of May 1, 2010 (collectively, the “Management Agreements”). This summary is qualified in its entirety by reference to all of the provisions of the Management Agreements, which are available on SEDAR at www.sedar.com.

Asset Management Agreement

In connection with the Transaction, we appointed Brookfield Properties Management Corporation (“BPO ManagementCo”) to provide us with asset management, regulatory compliance and administrative services (the “Asset Management Services”), including:

(i)	providing advisory, consultation and investment management services;

(ii)	causing or supervising the carrying out of all day-to-day management;

(iii)	identifying, evaluating, recommending and structuring acquisitions or dispositions from time to time and assisting in negotiating the terms of such acquisitions or dispositions;

(iv)	arranging for such administrative, executive and management personnel to be provided to us as is reasonably necessary or appropriate to carry out the Asset Management Services;

(v)	providing development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property; and

(vi)	providing such administrative and support services as we require.

BPO ManagementCo’s activities are subject to the supervision and direction of our trustees and the board of directors of BOPC GP Inc. BPO causes BPO ManagementCo and BPO’s other subsidiaries to provide the Asset Management Services in accordance with the Asset Management Agreement and to make available such administrative, executive and management personnel of BPO to allow BPO ManagementCo to comply with its obligations under the Asset Management Agreement.

Compensation and Reimbursement

BPO ManagementCo receives:

(i)	a monthly base management fee, calculated in arrears, in an amount equal to one-twelfth of 0.25% of our enterprise value in the applicable fiscal month; and

(ii)	an annual incentive fee, calculated in arrears, in an aggregate amount equal to 15% of our funds from operations per trust unit in excess of $1.33, subject to adjustments for certain transactions affecting our trust units (including the subdivision, split, combination or consolidation of our trust units).

The aggregate amount of the base management fee and the incentive fee payable in respect of any fiscal year will not exceed 0.5% of the greater of: (a) our enterprise value for the last fiscal month of such fiscal year; and (b) the simple average of our total enterprise value for each fiscal month of such fiscal year.

If and whenever BPO ManagementCo performs development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property, it will also receive a development fee equal to 10% of the first $2 million of project costs plus 4% of the project costs in excess of $2 million incurred on each project, provided that for projects with estimated costs of over $20 million, the development fee will be separately negotiated.

BPO ManagementCo is also entitled to be reimbursed for the salaries, licensing and training costs and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide certain administrative and regulatory compliance services.

BPO ManagementCo is reimbursed for all reasonable actual out of pocket costs and expenses it incurs in connection with the performance of the Asset Management Services. Except as described above, BPO ManagementCo is not reimbursed for the salaries and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide Asset Management Services or overhead for such persons.

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Other Terms

The Asset Management Agreement has an initial term of 10 years and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of BPO ManagementCo and, if they are not satisfied with the performance by BPO ManagementCo of its obligations under the Asset Management Agreement and determine that it is not in our best interests that the Asset Management Agreement be renewed, they may submit the termination of the Asset Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Asset Management Agreement at the end of the then current term, provided that we provide BPO ManagementCo with at least three months’ prior written notice and pay BPO ManagementCo a termination fee equal to the aggregate amount paid to BPO ManagementCo in respect of fees paid in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Asset Management Agreement upon written notice to BPO ManagementCo: if BPO ManagementCo defaults in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; if BPO ManagementCo engages in any act of fraud, misappropriation of funds or embezzlement against us, if there is an event of gross negligence by BPO ManagementCo in the performance of its duties that results in material harm to us; or, in the event of the bankruptcy or insolvency of BPO ManagementCo. BPO ManagementCo may terminate the Asset Management Agreement upon written notice to us: if we default in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; or in the event that we become bankrupt or insolvent.

We will indemnify BPO ManagementCo and its affiliates, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Asset Management Agreement or the Asset Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, wilful misconduct, gross negligence or breach of any material term of the Asset Management Agreement.

The maximum liability of BPO ManagementCo pursuant to the Asset Management Agreement is equal to all amounts we paid in respect of the Asset Management Services in the five most recent fiscal years.

The Asset Management Agreement does not prohibit BPO ManagementCo or its affiliates (including BPO) from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Asset Management Agreement provides that any conflicts of interest between us and BPO ManagementCo or its affiliates will be dealt with by BPO ManagementCo in good faith and in a fair, equitable and even-handed manner.

Property Management Agreement

In connection with the Transaction, we appointed BPO ManagementCo as the exclusive property manager for all our managed properties and to manage all aspects of the operation, maintenance, leasing, insuring, repair, cleaning, security and management of such properties (the “Property Management Services”). The Property Management Services include:

(i)	sourcing appropriate tenants and negotiating, settling and administering the terms of all tenancies, amendments and renewals;

(ii)	collecting all rent and other amounts due from tenants and licensees and enforcing the collection of arrears and lease obligations;

(iii)	negotiating, settling and administering all contracts as may be reasonably necessary for the operation and maintenance of the properties (including all agreements with municipalities and the owners or occupants of neighbouring lands), and contracting for the purchase of all services, materials and supplies as may be necessary in the performance of its duties and responsibilities;

(iv)	obtaining and maintaining any necessary permits and performing such services as are required to comply with all applicable laws in all material respects, including environmental laws; and

(v)	maintaining all equipment and facilities (including the heating, ventilation and air conditioning equipment) and the common areas and exteriors of the properties.

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BPO ManagementCo’s activities are subject to the supervision and direction of our trustees and the rights of any co-owners of the properties.

Compensation and Reimbursement

As compensation for the performance of the Property Management Services, BPO ManagementCo receives the following fees:

(i)	an annual property management fee equal to:

•	the lesser of: (a) 3% of the gross revenues accruing to us from the properties (excluding HST/GST, certain insurance proceeds and certain revenues) for a fiscal year; and (b) 3% of the aggregate of all revenues accruing to us from all parking facilities located at the properties plus all amounts paid to them by tenants who are not governmental authorities with respect to administration/management or equivalent fees pursuant to leases of the properties for that fiscal year plus the greater of (x) the administration/management or equivalent fees accruing to us from tenants who are governmental authorities and (y) 1.75% of the gross revenues accruing to us from such tenants’ leases; less

•	all equivalent property management fees we paid with respect to that fiscal year pursuant to individual property and/or third party management agreements;

(ii)	a leasing fee (based on our percentage ownership interest in a particular property) for any lease signed for space in the properties equal to:

•	where the original term of the lease is five years or less, $0.65 per square foot of rentable area per year (pro-rated for partial years); and

•	where the original term of the lease is more than five years, the fee in paragraph (i) above, plus $0.85 per square foot of rentable area per year for the number of years or partial years covered by the lease between years six and 10 (pro-rated for partial years). No leasing fee will be paid in respect of the years of the original term of the lease in excess of 10 years;

(iii)	leasing fees are also paid on the same basis for lease extensions, renewals, renegotiations and restructurings provided that: (a) if the term of the lease is renewed or extended prior to the expiry of the original term, such leasing fees will only be paid in respect of the incremental term; and (b) if we owe a commission to an outside broker in respect of the lease, the leasing fee will be reduced by 50%;

(iv)	capital expenditure fees equal to 5% of the project costs associated with the performance of certain construction work involved for all work in respect of which BPO ManagementCo acts substantially as construction manager; and

(v)	major capital purchase fees in respect of large equipment purchases greater than $200,000, equal to 5% of the cost of such equipment.

BPO ManagementCo is reimbursed for all reasonable actual out-of-pocket costs and expenses paid by BPO ManagementCo in connection with the performance of the Property Management Services. To the extent such costs are contemplated by an approved budget or otherwise approved, we reimburse BPO ManagementCo for all costs and expenses for persons hired or employed by, or under contract to, BPO ManagementCo to provide services allocable to specific properties, including but not limited to information technology and systems support personnel, building science and engineering personnel, security personnel, building managers and staff, mechanical and electrical staff, lease administration personnel, tenant liaison staff, merchandise receiving and delivery staff, maintenance, cleaning and housekeeping staff, clerical and secretarial staff, human resources, accounting staff and other staff associated with the management, operation, repair, maintenance, supervision and administration of the properties.

In addition, if BPO ManagementCo’s or its affiliates’ in-house counsel and legal staff provide legal services in respect of the properties, including in connection with the preparation and negotiation of lease documentation, we will pay reasonable fees for such services in amounts that would not exceed those that would be charged by outside counsel in any material respect.

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Other Terms

The Property Management Agreement has an initial 10 year term and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of BPO ManagementCo and, if they are not satisfied with the performance by BPO ManagementCo of its obligations under the Property Management Agreement and determine that it is not in our best interests that the Property Management Agreement be renewed, they may submit the termination of the Property Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Property Management Agreement at the end of the then current term, provided that we provide BPO ManagementCo with at least three months’ prior written notice and pay BPO ManagementCo a termination fee equal to the aggregate amount paid to BPO ManagementCo in respect of the property management fee, leasing fee, capital expenditure fee and major capital purchase fee in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Property Management Agreement upon written notice to BPO ManagementCo: if BPO ManagementCo defaults in the performance of any term of the Property Management Agreement that results in material harm to us and such default continues for a period of 30 days; if BPO ManagementCo engages in any act of fraud, misappropriation of funds or embezzlement against us; if there is an event of gross negligence by BPO ManagementCo in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of BPO ManagementCo. BPO ManagementCo may terminate the Property Management Agreement upon written notice to us: if we default in the performance of any term of the Property Management Agreement that results in material harm to BPO ManagementCo and such default continues for a period of 30 days; or in the event of our bankruptcy or insolvency.

We will indemnify BPO ManagementCo and its affiliates, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Property Management Agreement or the Property Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, wilful misconduct, gross negligence or material breach of the agreement.

The maximum liability of BPO ManagementCo is equal to all fees paid to BPO ManagementCo in the five most recent fiscal years.

The Property Management Agreement does not prohibit BPO ManagementCo or its affiliates (including BPO) from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Property Management Agreement provides that any conflicts of interest between us and BPO ManagementCo or its affiliates will be dealt with by BPO ManagementCo in good faith and in a fair, equitable and even-handed manner.

BPO ManagementCo is required to inform us if a prospective tenant that is negotiating a significant lease is an existing or prospective tenant of another property which BPO ManagementCo, BPO or their affiliates owns (or co-owns). BPO ManagementCo will identify the measures it proposes to put in place in the circumstances to mitigate and manage any real or reasonably perceived conflict of interests. These measures, if any, will comply with applicable law and may include, without limitation, the assignment of different leasing personnel to represent the interests of each of the parties and reasonable “cone of silence” or “ethical wall” arrangements to avoid the disclosure of information relating to the properties between such leasing personnel.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, as of March 30, 2012, none of our trustees, officers or associates of a trustee or officer nor, to the knowledge of our trustees or officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any of our material transactions nor do any such persons have a material interest, direct or indirect, in any of our proposed transactions.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. In connection with the Management Agreements, in the year ended December 31, 2011, we paid BPO ManagementCo fees relating to property management services of $12.4 million (compared to $11.7 million in 2010), fees relating to leasing and construction services of $6.9 million (compared to $3.8 million in 2010) and fees relating to asset management and administrative and regulatory compliance services of $12.6 million (compared to $11.5 million in 2010).

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, that we have entered into are the following:

•	the Declaration of Trust (see “Description of Brookfield Canada Office Properties”);

•	the Limited Partnership Agreement (see “Description of Brookfield Office Properties Canada LP”);

•	the Asset Management Agreement (see “Trustees and Management — Management Agreements — Asset Management Agreement”);

•	the Property Management Agreement (see “Trustees and Management — Management Agreements — Property Management Agreement”);

•	the Exchange and Support Agreement; and

•	the BPO undertaking.

Copies of these material contracts have been filed on SEDAR at www.sedar.com. These material contracts may also be requested from our Secretary at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

Exchange and Support Agreement

On May 1, 2010, we entered into the Exchange and Support Agreement with Brookfield Office Properties Canada LP, BPP and certain subsidiaries of BPP to create certain support obligations with respect to the Class B LP Units. Under the Exchange and Support Agreement, we agree to take such actions as are reasonably necessary to ensure that the distributions on the Class B LP Units will be of the same nature and amount, on a per unit basis, as the corresponding distribution on our trust units.

The Exchange and Support Agreement also provides that we will not, subject to certain exceptions, issue or distribute trust units (or securities exchangeable for or convertible into or carrying rights to acquire trust units) to the holders of all or substantially all of the then outstanding trust units; issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding trust units entitling them to subscribe for or to purchase trust units (or securities exchangeable for or convertible into or carrying rights to acquire trust units); or issue or distribute to the holders of all or substantially all of the then outstanding trust units evidences of our indebtedness or our assets except in accordance with the provisions of our trust units, unless the economic equivalent on a per unit basis of such rights, options, securities, units, evidences of indebtedness or other assets is issued or distributed simultaneously to the holders of Class B LP Units. In addition, we will not, subject to certain exceptions, subdivide, re-divide or change the then outstanding trust units into a greater number of trust units; reduce, combine, consolidate or change the then outstanding trust units into a lesser number of trust units; or reclassify, amend the terms of, or otherwise change our trust units or effect an amalgamation, merger, reorganization or other transaction affecting our trust units, unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, Class B LP Units.

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Pursuant to the Exchange and Support Agreement, upon notice from Brookfield Office Properties Canada LP that a holder of Class B LP Units has surrendered Class B LP Units for exchange into trust units in accordance with the terms thereof, we will issue and deliver or cause to be issued and delivered to such holder the requisite number of trust units.

In accordance with the Exchange and Support Agreement, prior to our liquidation, dissolution or winding-up, all Class B LP Units will be automatically exchanged for trust units in order that the holders of Class B LP Units will be able to participate on a pro rata basis with the holders of our trust units in the distribution of our assets in connection with a liquidation event.

BPO Undertaking

Under applicable Canadian securities laws it is possible for a holder of an equity interest in BOX exceeding 90% to effect a privatization of BOX or enter into certain related party transactions with BOX without obtaining minority unitholder approval. BPO has undertaken to us not to rely on the exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(g) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), or any discretionary exemption having a similar effect granted by the Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101). This undertaking will terminate in the future if BPO and its affiliates hold in aggregate an equity interest in BOX of 75% or less for a period of 12 months. As of March 12, 2012, BPO indirectly holds units representing an aggregate equity interest in BOX of approximately 83.3%.

In addition, BPO has undertaken that prior to completing a disposition, restructuring or development of any of the assets that BPP retained in the Transaction in circumstances where we are permitted and have the financial capacity to participate, it will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with our independent trustees in good faith our participation in such transaction prior to or concurrent with discussing the same with other parties.

The terms of the undertakings may only be amended, waived or terminated with the prior approval of a majority of our independent trustees (within the meaning of the Declaration of Trust).

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Trust. Deloitte & Touche are chartered accountants, having an address at Suite 1400, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche have served as the auditors for BPP since 1996 and as our auditors since our formation on March 19, 2010. Deloitte & Touche has advised that it holds none of the Trust’s outstanding securities. Deloitte & Touche has advised that it is independent of the Trust within the meaning of the Rules of Professional Conduct of the Province of Ontario.

The registrar and transfer agent of our trust units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring BOX’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors. The Audit Committee is also responsible for reviewing BOX’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Trustees.

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our Board of Trustees. A copy of the charter is attached hereto as Appendix B.

Our Audit Committee is comprised of three individuals, all of whom are financially literate and independent as required under applicable securities laws: Mr. Paul D. McFarlane (Chair), Mr. Colum Bastable and Mr. Michael F.B. Nesbitt.

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Relevant Education and Experience

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the financial services industry. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. McFarlane, Bastable and Nesbitt have also served on the audit committees of various public and private companies. In addition, Messrs. Nesbitt and Bastable have business-related university degrees. Details of the experience of Messrs. McFarlane, Bastable and Nesbitt are contained our Management Proxy Circular dated March 30, 2012 under the heading “Business of the Meeting – Election of Trustees.” The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by us, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

Pre-Approval Policies and Procedures

From time to time, Deloitte & Touche also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre approval of permitted audit, audit related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to BOX relating to the fiscal years ended December 31, 2011 and 2010:

Service Performed	2011	2010
Audit fees	750,000	$1,155,000
Audit related fees (1)	1,390,000	$740,000
All other fees	—	—
Tax fees	—	—
Total fees	2,140,000	$1,895,000

Notes:

(1)	Included in this amount is $1,190,000 (2010 -$600,000) related to audits of various BOX subsidiaries and $200,000 (2010 - $140,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2010, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include fees for employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

The Audit Committee of the Board of Trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

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PROMOTER

BPP and BPO, acting in its capacity as manager of BPP, took the initiative in our founding and organization in connection with the Transaction and may therefore be considered promoters for the purposes of applicable securities legislation.

ADDITIONAL INFORMATION

Additional information including trustees’ and executive officers’ remuneration and indebtedness, the principal holders of our securities and securities authorized for issuance under equity compensation plans is set out in our Management Proxy Circular dated March 30, 2012. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2011. Our 2011 Annual Report also contains, in pages 4 through 28, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2011.

You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and on our web site at www.brookfieldcanadareit.com.

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APPENDIX A - Commercial Properties by Region

(Square feet in 000’s)	Number of Properties	Leased %	Office Sq. Ft.	Retail Sq. Ft.	Leasable Area Sq. Ft.	Parking Sq. Ft.	Total Sq. Ft.	Ownership Interest %	Owned Interest Sq. Ft.
TORONTO
First Canadian Place	1	90.7%	2,379	232	2,611	169	2,780	25%	695
Bay Wellington Tower	1	97.7%	1,297	42	1,339	—	1,339	100%	1,339
Brookfield Place Retail & Parking(1)	1	97.6%	—	52	52	690	742	56%	412
Bay Adelaide Centre West Tower	1	91.2%	1,155	37	1,192	382	1,574	100%	1,574
Exchange Tower	1	95.3%	963	66	1,029	131	1,160	50%	580
Hudson's Bay Centre	1	99.8%	536	209	745	186	931	100%	931
2 Queen St. E.	1	97.0%	448	16	464	81	545	25%	136
Queen’s Quay Terminal	1	97.0%	427	78	505	—	505	100%	505
151 Yonge St.	1	64.6%	289	11	300	72	372	25%	93
105 Adelaide St. West	1	97.7%	177	7	184	48	232	100%	232
HSBC Building	1	100.0%	188	6	194	31	225	100%	225
22 Front St. West	1	100.0%	136	8	144	—	144	100%	144
	12	93.5%	7,995	764	8,759	1,790	10,549		6,866

OTTAWA
Place de Ville I	2	100.0%	570	12	582	502	1,084	25%	271
Place de Ville II	2	99.2%	597	12	609	433	1,042	25%	261
Jean Edmonds Towers	2	100.0%	541	13	554	95	649	25%	162
	6	99.7%	1,708	37	1,745	1,030	2,775		694

CALGARY
Bankers Hall	3	99.6%	1,944	224	2,168	409	2,577	50%	1,289
Bankers Court	1	99.4%	256	7	263	62	325	50%	163
Suncor Energy Centre	2	98.6%	1,710	22	1,732	220	1,952	50%	976
Fifth Avenue Place	2	99.9%	1,430	46	1,476	206	1,682	50%	841
	8	99.4%	5,340	299	5,639	897	6,536		3,269
VANCOUVER
Royal Centre	1	96.5%	493	96	589	264	853	100%	853
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL PORTFOLIO	28	96.2%	15,536	1,199	16,735	3,981	20,716	—	11,685

(1) Brookfield Canada Office Properties owns a 56% interest in the parking operations and a 50% interest in the retail operations.

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APPENDIX B - Audit Committee Charter

A committee of the board of trustees of Brookfield Canada Office Properties (the “Trust”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of unitholders, the board of trustees of the Trust (the “Board”) shall appoint three or more trustees (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of unitholders of the Trust or until the Member ceases to be a trustee, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board.

All of the Members will be Independent Trustees.

In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on three or more other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)	be directly responsible for overseeing the work of the external auditor of the Trust engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Trust (the “auditor”);

(b)	require the auditor to report directly to the Committee;

(c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the unitholders;

(d)	where appropriate, recommend to the Board that the unitholders terminate the auditor;

(e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

(g)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Trust; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(i)	review and evaluate the lead partner of the auditor;

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(j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

(k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Trust;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Trust;

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 5135.099 and 5136.28 of the CICA Handbook and the United States Securities Exchange Act of 1934.

(l)	pre-approve any non-audit service to be provided to the Trust or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

(m)	resolve any disagreements between management and the auditor regarding financial reporting;

(n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim consolidated financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operations;

•	reconciliations of the annual or interim financial statement; and

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•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

(o)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Trust’s financial statements;

(q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Trust’s internal control over financial reporting which are reasonably likely to adversely affect the Trust’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(s)	review the adequacy of the internal controls that have been adopted by the Trust to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

(t)	meet privately with the person responsible for the Trust’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Trust’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

(v)	review the controls and procedures that have been adopted to confirm that material information about the Trust and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(w)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Trust about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(x)	review and approve periodically, the Trust’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(y)	review periodically, the status of taxation matters of the Trust;

(z)	review and approve the Trust’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Trust;

(aa)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Trust; and

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(bb)	consider other matters of a financial nature as directed by the Board.

LIMITATION OF AUDIT COMMITTEE ROLE

The Committee’s function is one of oversight. The Trust’s management is responsible for preparing the Trust’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls, while the independent auditor will assist the Committee and the Board in fulfilling their responsibilities for their review of the financial statements and internal controls and will be responsible for its independent audit of the financial statements. The Committee expects the auditors to call to their attention any accounting, auditing, internal accounting control, regulatory or other related matters that they believe warrant consideration or action. The Committee recognizes that the financial management and the internal and independent audit teams have more knowledge and information about the trust than do Committee members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Trust’s financial statements or internal controls or any professional certification as to the auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Trust’s internal controls and disclosure controls;

(e)	its recommendations regarding the annual and interim financial statements of the Trust and any reconciliation of the Trust’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Trust’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Trust’s Web site and the annual report of the Trust will state that this Charter is available on the Web site.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor at the expense of the Trust, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Trust will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

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MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than two of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Canada Business Trusts Act and the Declaration of Trust, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chair of the Board and the Chief Executive Officer of the Trust. Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 48 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Trustee” means a trustee who has been affirmatively determined by the Board to have no material relationship with the Trust, its parent or a subsidiary trust, either directly or as a partner, unitholder or officer of an organization that has a relationship with the Trust. In addition, a trustee will be deemed to have a material relationship if he or she has one of the following relationships with the Trust (which in each case below must be read as including a parent company or subsidiary of the Trust):

(a)	the trustee is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last three years an executive officer) of the Trust. A trustee is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Trust, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

(b)	the trustee (a) is a partner of or is employed by the Trust’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Trust’s audit within that time; or (c) has a spouse, minor child or a child who lives in the trustee’s home and who (i) is a partner of the Trust’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Trust’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(c)	the trustee is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Trust’s current executive officers serve or served at the same time on the compensation committee of that entity;

(d)	the trustee has (or an immediate family member who is employed as an executive officer of the Trust has) received more than Cdn. $75,000 in direct compensation from the Trust in any 12-month period within the last three years, other than (a) fees for acting as a trustee or committee member, including as the chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Trust, if receipt is not contingent in any way on continued service; or

(e)	the trustee is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years, made payments to, or received payments from, the Trust in excess of the greater of US $1 million and 2% of the other company’s consolidated gross revenues.

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For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Trust or not) who performs a policy-making function in respect of the Trust, and the term “immediate family member” means the trustee’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the trustee’s home.

Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:

(a)	the trustee cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Trust or any of its subsidiaries, other than (a) fees for acting as a trustee, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Trust (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the trustee if it is received by (a) the trustee’s spouse, a minor child or a child who lives in the trustee’s home; or (b) an entity in which the trustee is a partner, a member or an officer (such as a managing trustee or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or any of its subsidiaries, unless the trustee is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

(b)	the trustee cannot be an affiliated entity of the Trust or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Trust. In addition, an individual is himself or herself an affiliated entity of the Trust if the individual holds any of the following positions with an affiliated entity: a trustee who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Trust, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Trust will be deemed not to control the Trust if the individual is not an executive officer of the Trust.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Trust’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

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(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.

Adopted by the Board of Trustees May 3, 2010

Amended and Affirmed by the Board of Trustees on November 8, 2011

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